                                                                    Exhibit 99.3

                            POINTS INTERNATIONAL LTD.

                                   (GRAPHIC)

                                                              2004 ANNUAL REPORT

                                                                  www.points.com

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                               (POINTS.COM LOGO)
                          GET MORE REWARDS, FASTER(TM)

                                   (GRAPHIC)

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can earn, buy, and swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 45 of the world's leading reward programs including American Airlines AAdvantage(R) program, Delta SkyMiles(R), eBay Anything Points, Membership Rewards(R) program by American Express, Cendant's TripRewards(R), Priority Club(R) Rewards, Asia Miles(R), and S&H greenpoints.

MORE ABOUT POINTS INTERNATIONAL LTD. AND POINTS SOLUTIONS

Core Business - Points Solutions

Points International Ltd. ("Points International or the "Corporation") has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The technology platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com (referred to as the Points Exchange in past disclosures) and a suite of Points.com Business Solutions (referred to as the Private Branded Solutions in past disclosures) available to loyalty program operators. The Corporation's business is principally conducted over the Internet (other than functions such as customer support), allowing its two primary categories of customers (loyalty program operators and loyalty program consumers) to be virtually anywhere in the world.

Points Solutions accounted for 97% ($7.56 million) of the Corporation's revenues. The remaining 3% is attributed to interest income.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online service allowing consumers who are members of participating loyalty programs to swap their loyalty program points and/or miles between other participating loyalty programs.

As at December 31, 2004, Points.com had attracted 45 loyalty program participants (as at the date hereof, one additional partner is under contract but not yet launched and three partners have been launched), including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs.

For more information on the development of new technology for Points.com, see page 2 "General Development of the Business - Three-Year History" of the Annual Information Form ("AIF").

Points.com Business Solutions

At December 31, 2004, the Corporation had 55 Points.com Business Solutions products in the marketplace. This suite of technologies includes:

     BUY and GIFT - facilitates the online sale and gift of miles, points and other loyalty program currencies.

     CORPORATE - facilitates the sale of loyalty program currencies to corporate customers.

     TRANSFER - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

     INTEGRATE - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

     ELITE - facilitates the online sale of tier status to members of loyalty programs.

     SYSTEMS DESIGN - custom applications developed for select large loyalty program partners. See page 6 "Status of New Products" of the AIF for an example of the redeemAAmiles program, an application built for a loyalty partner.

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                                    (GRAPHIC)

                                TABLE OF CONTENTS

MESSAGE FROM THE CHAIRMAN                                                      5
MESSAGE FROM THE CHIEF EXECUTIVE OFFICER                                       6
BUSINESS HIGHLIGHTS                                                            8
MANAGEMENT TEAM                                                               11
MANAGEMENT'S DISCUSSION AND ANALYSIS                                          12
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING                           40
FINANCIAL STATEMENT AND NOTES                                                 41
AUDITOR'S REPORT                                                              42
CORPORATE INFORMATION                                                         66

MESSAGE FROM THE CHAIRMAN

To Our Shareholders:

I am pleased to report on the progress of our company as we emerge from a pivotal year in our history. It was a year in which we achieved several key milestones on the journey toward sustained success in our segment of the loyalty industry.

The sector as a whole continues to proliferate. In an article dated May 2, 2002, The Economist estimated that one in three American adults and over 100 million people worldwide participate in frequent-flyer programs. According to a January 2005 update article published in The Economist, almost 14 trillion frequent-flyer miles had been accumulated worldwide as of the end of 2004 and the outstanding balances were still growing by almost 20% annually over the last decade. Calculations by the publication suggest that the global stock of frequent-flyer miles is now worth over US$700 billion, more than all the dollar notes and coins in circulation around the globe.

Research conducted by our company indicates that almost 70% of frequent-flyer program members belong to five or more programs and that, on a global basis, consumers today are served by close to 100 frequent-flyer and guest plans, hundreds of credit-card-based points programs, and thousands of retailers' loyalty programs - not to mention many new options such as financial services programs.

Capitalizing on the burgeoning opportunity created by such an expanding array of loyalty programs, Points International Ltd. has seen a significant increase in our total number of partnerships in recent years - from 16 in 2001 to 45 and growing as of the end of 2004 (four additional partners have been contracted in the first quarter of 2005). Today, we have an extremely broad base of relationships spanning major airlines throughout the world, as well as hotels, online and retail businesses, and gift certificate programs.

As documented in our "Business Highlights" section of this report, we had many noteworthy highlights in 2004 regarding our partnerships, including expanding our relationships with British Airways, American Airlines and eBay through their adoption of new Points.com Business Solutions; Frontier Airlines, Hawaiian Airlines, Starbucks, S&H greenpoints, and the Gold Points Reward Network each joining Points.com; and our acquisition of MilePoint, Inc., which also brought new partners on board and significantly strengthened our industry leadership.

The steps we took in 2004, and continue in 2005, move us further down the path toward profitability. Driven by our robust partnership growth, we experienced solid year-over-year improvement in our revenues, which rose in 2004 by more than 35% compared to 2003, reaching $7.8 million to set a new standard for our company.

Another key milestone we reached in 2004 was our graduation from the TSX Venture Exchange to a listing on the TSX. This is not only symbolic of how we have grown as an organization, but it strengthens our future prospects with a higher profile, a larger pool of potential investors and improved access to capital.

As a TSX-listed company, we appreciate how great the need is for all our stakeholders to have confidence that we adhere to only the highest standards of ethical business behavior. In that vein, I wish to assure our shareholders that we are dedicated to a culture of corporate governance. We are proud to have a well-balanced board of directors comprised of proactive individuals who bring to our company a wealth of experience, a broad range of knowledge and skills, and a firm commitment to performing their duties with the utmost of integrity.

On behalf of our board of directors, I would like to thank the many people at Points International Ltd. who are responsible for our outstanding achievements in 2004. We are fortunate to possess a great team of talented employees who display tremendous focus and determination on a daily basis.

I would also like to thank our customers and partners, without whose support our success would not have been possible, and I want to thank our shareholders as well for their ongoing belief in our company.

The year ahead will see many challenges as our management team and all our employees work extremely hard to take Points.com to new heights. As an innovative company fast becoming a leading player in its space, we are pleased to have a strong foundation in place as we look forward to the continued growth of our business in 2005 and beyond.


/s/ Douglas Carty
-------------------------------------
Douglas Carty
Chairman of the Board


                                                                               5

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MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

To Our Shareholders:

As the Chairman noted, 2004 was a great year for our business, enabling us to begin this year with solid momentum and a strong sense of optimism.

Now that we are well into 2005, I'd like to use this letter to outline our plans for the year, which to a large extent focus on our efforts to significantly enhance Points.com, our consumer Web site. In fact, I am writing this letter at a particularly exciting time for us. Not long after this Annual Report is printed and mailed, we will be launching the new site. This is a critically important initiative that will drive our company's success for years to come.

In recent years, we have placed our greatest strategic emphasis on growing our partnership base. We are continuing to strengthen that base in 2005, demonstrated convincingly by our recent announcement that American Express, with its Membership Rewards(R) program, has become our first financial-services partner. This is a very exciting development for our company.

While success on the partnership front has certainly given us the underpinning we need to be a powerful player in this industry - and we know we will always need to grow and enhance our partnership pool on an ongoing basis - the time has come for us to focus more forcefully on enabling consumers to take full advantage of the compelling services offered through Points.com. This represents a key evolution for us in 2005, and the Web site functionality improvements are a catalyst for driving that transition.

In 2001, we launched our proprietary Points.com Web site. The main objective for this cornerstone product was to provide a unique online service allowing consumers who are members of participating loyalty programs to swap their loyalty program points and/or miles between participating loyalty programs.

While our Web site has long been the only tool consumers can utilize to swap miles and points between reward programs, this form of Points.com has until now represented only a small part of our company's opportunity to service consumers' total reward program experience. The new Points.com Web site represents a major step forward in our relationship with both reward program partners and the consumer.

With the new site, each consumer will be presented with a personalized view of their reward program universe. As a result, we will be able to help consumers release more value from their favourite programs, so they can Get More Rewards, Faster(TM). This has been accomplished by adding new mile and point management tools, such as methods to purchase and earn more miles or points in their favourite programs.

In addition, the system will be driven by the ATG Marketing Enterprise System that uses the consumer's unique program and point balance mix to suggest ways people can earn, buy and swap rewards like never before. In short, we are evolving Points.com into a "reward management portal" that provides an extremely comprehensive and engaging consumer experience.

With the Web site's launch, users will immediately notice a new look and feel that reflects a highly consumer-focused approach. Moreover, we will gradually incorporate various functionality elements through upcoming monthly releases well into 2006 that, over time, will enhance the site's capabilities to an even greater extent. It's also important to note that we have aggressive plans in place for the second half of 2005 designed to leverage the changes and drive significant consumer traffic to the new Points.com. We look forward to dramatically increasing consumer awareness of our company.

Tightly linked to this, and a vitally important goal for 2005, is the creation of new revenue streams. The new Web site provides us with an opportunity to achieve that - most notably through subscription membership becoming more of a core element of our business model. But to maximize that potential, we must be flawless in our execution, both in terms of the Web site and our associated marketing efforts.


6

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I would also like to address one other important strategic thrust for us this year - the continued evolution of our suite of Points.com Business Solutions. This represents a very sizeable opportunity, and to date we have introduced several innovative solutions that are greatly valued by a number of our partners. In 2005, our objective in this area is to drive significant efficiency improvements, in terms of faster development time and lower development costs. In other words, we need to take the evolution of this key stream of business to the next level of maturation.

Finally, let me echo Doug's comments about our exceptional team of employees and thank all our people for everything they have done to move this company forward and ensure our ongoing success. Through their efforts, I can confidently assure our shareholders that Points International Ltd. and Points.com are resolutely focused on seizing the exciting opportunities that await us.


/s/ Robert MacLean
----------------------------------------
Robert MacLean
Chief Executive Officer

BUSINESS HIGHLIGHTS

FIRST QUARTER 2005 (Inclusive to March 15, 2005)

     MEMBERSHIP REWARDS(R) PROGRAM FROM AMERICAN EXPRESS JOINS POINTS.COM

     On March 4th, 2005, Points International entered into an agreement with American Express Travel Related Services Company Inc. The agreement enables the Membership Rewards program from American Express to participate in the Points.com portal. Additionally, the Membership Rewards program will use Points.com's Business Solutions to offer real-time point transfers for select partners. Public launch is expected during the second quarter of the year.

     CENDANT JOINS POINTS.COM AND ALSO ADOPTS POINTS.COM BUSINESS SOLUTIONS PRODUCTS

     The Cendant Hotel Group, a subsidiary of Cendant Corporation, entered into an agreement to join Points.com. The TripRewards(R) program, with its large membership base and its diversified offering, is a significant addition to Points.com. In addition to the consumer offering, TripRewards will also be utilizing a number of Points.com Business Solutions products to enhance the program and its operations.

     STARBUCKS CARD DUETTO(TM) VISA(R) JOINS POINTS.COM

     The original partnership that allowed Points.com members to exchange loyalty currencies into Starbucks Stored Value Cards was expanded so that Starbucks members can also exchange Points.com partner currencies into dollars on their Duetto(TM) Card. The Duetto(TM) Card is a multi-functional credit card that combines a re-loadable stored value card with a Visa credit card. Loyalty currencies exchanged into either Starbucks Stored Value Cards or Duetto(TM) Card dollars can now be redeemed at over 4,000 Starbucks retail locations in Canada and the United States for products and merchandise.

     INTRAWEST TEAMS UP WITH POINTS.COM

     Points.com members now have the opportunity to exchange points and miles from their favourite programs into gift certificates that can be used at many Intrawest owned and/or operated ski and golf resorts. This agreement also gives Points.com the ability to reach Intrawest's members through resort publications and other communication channels.

FOURTH QUARTER 2004

     NEXT VERSION OF POINTS.COM CONSUMER SITE ANNOUNCED

     The new Web site will include broader consumer offerings and present each consumer with a comprehensive personalized view of their entire reward program universe. New management tools, such as Join, Earn and Buy, will help consumers realize more value from their favorite reward programs, to help them Get More Rewards, Faster(TM). These tools will also add additional revenue streams for the Corporation. The system will use the consumer's unique reward program, reward goals and point balance mix to suggest ways to use the Join, Earn, Buy and Swap tools most effectively.

     DELTA AIR LINES EXPANDS RELATIONSHIP WITH POINTS.COM

     The Delta Air Lines SkyMiles(R) program has hired Points.com to power the online transfer of miles between SkyMiles program accounts. This Transfer product is the fifth product in the suite of Points Solutions purchased by Delta Air Lines. The relationship highlights the opportunity for Points.com to sell additional products to the MilePoint business solutions partners.

     VOIPMDU INC. JOINS POINTS.COM

     The agreement will allow Points.com members to redeem certain points and miles for 'Voice over Internet Protocol' telephone services. Under the agreement, VoIP must enroll a certain number of its customers with Points.com to maintain a limited industry exclusivity.

THIRD QUARTER 2004

     EXPANSION OF POINTS.COM CONTINUES WITH ADDITION OF HAWAIIANMILES

     As of September 2004, members of HawaiianMiles, the loyalty program of Hawaiian Airlines, have been able to consolidate their other loyalty currencies into HawaiianMiles or exchange their HawaiianMiles for the currencies of other loyalty programs through Points.com. HawaiianMiles are earned by shopping at various stores, eating at restaurants throughout Hawaii, and flying with Hawaiian Airlines, as well as through the carrier's partners. Some of these include America West and Alaska Airlines, each of which is a Points.com partner. Hawaiian Airlines joining Points.com is another example of the Corporation's ability to sell additional products to MilePoint business solutions partners.

     BRITISH AIRWAYS CHOOSES POINTS.COM BUSINESS SOLUTIONS

     British Airways (BA) launched its Buy Points.com Business Solutions in July of 2004. Members of the British Airways Executive Club program in over 190 countries are now buying BA Miles online at www.ba.com, enabling them to reach reward redemption levels faster.

SECOND QUARTER 2004

     SENIOR MARKETING EXECUTIVES BOLSTER MANAGEMENT TEAM

     Grad Conn joins as Chief Marketing Officer. Grad's background includes nine years in the CPG industry at Procter & Gamble, ten years running his own direct + interactive agency, and seven years running and angeling venture-funded software companies in the peer-to-peer and social networking spaces, including OpenCola Inc., which was declared by Fortune magazine to be "one of the 25 coolest technology companies of 2001". Prior to joining Points International, Grad was VP and Managing Director at Grey Direct + Interactive.

     Joining Grad are Mike Glass, Vice President, Product Development and Jason Sikora, Vice President, Marketing.

     Mike Glass joined Points International in the third quarter. He started his career at Compaq computer, and moved to Microsoft in 1989. While at Microsoft, Mike led the design and development of USB and he was the Software Development Manager for Windows 98. In fact, Mike has been awarded several patents related to OS/2 and Windows operating system design.

     Jason Sikora joined Points International in the fourth quarter as Vice President, Marketing and is responsible for consumer marketing and growing the business through customer acquisition and activation on Points.com. Jason has over 10 years of international marketing communications experience with proven success in building customer acquisition and retention strategies for companies such as Procter & Gamble, Masterfoods USA & Europe and Amazon.com, among many others.

     AGREEMENT WITH ACCENT TRAINING TO JOIN POINTS.COM

     In June 2004, Points.com signed a three-year agreement with ACCENT Training, a company that specializes in online training. The partnership creates new opportunities for My Smart Rewards, ACCENT Training's rewards program. Since September, ACCENT Training has been an official partner, allowing My Smart Rewards members to exchange their My Smart Rewards points for redemption opportunities with Points.com.

     FRONTIER AIRLINES BECOMES THE FIRST LOW-COST AIRLINE TO JOIN POINTS.COM

     EarlyReturns(R), the award-winning loyalty program of Frontier Airlines, had its potential value significantly increase following a five-year agreement. EarlyReturns became a tradable loyalty currency on the Points.com Web site as of August 2004. Frontier Airlines is also using Points.com Business Solutions to support the airline's loyalty program, as well as enable partner and third-party organizations to purchase frequent-flyer miles.

     NEW RELATIONSHIP WITH KNOWLEDGEFLOW INC.

     Points.com was strengthened with the addition of KnowledgeFlow Inc., which operates assistant(TM), the next generation of direct marketing systems for loyalty program operators. assistant(TM) is the only Web-based service that proactively matches an online shopper's buying intent with opportunities to earn loyalty points. By joining Points.com in June 2004, users are now collecting points and swapping them for their favourite currency or shopping experience.

     INNOVATIVE STARBUCKS AGREEMENT OPENS NEW AVENUE

     Starbucks Coffee Company, the leading retailer, roaster and brand of specialty coffee in the world, joined Points.com in May 2004. Points.com customers can use their loyalty currencies to reload their existing Starbucks Stored Value Cards or to order new Starbucks Cards. Customers can use their cards at over 4,000 Starbucks location in North America to purchase beverages and other products.

     POINTS.COM WELCOMES FIRST TIMESHARE PARTNER: INTERVAL INTERNATIONAL

     In April 2004, Interval International, a leading global vacation exchange company, signed a multi-year exclusive agreement. Points.com expands services to Interval's consumer members by providing unlimited exchanges on the Points.com Web site. A membership with Points.com is now included in Interval's basic U.S., Caribbean, and Canadian membership packages. Interval International is a wholly owned affiliate of InterActiveCorp.

BUSINESS HIGHLIGHTS

     POINTS.COM BROADENS BASE THROUGH DEAL WITH S&H GREENPOINTS

     Points.com has joined forces with the operator of the world's longest-running loyalty program, The Sperry & Hutchinson (S&H) Company. The S&H greenpoints reward program, the digital reinvention of S&H's Green Stamps that originated in 1896, is now a Points.com partner. As a result, Points.com members can swap miles or points from airlines, hotels and other retailers into greenpoints, gaining access to S&H greenpoints' extensive rewards catalog, while S&H greenpoints' members can trade their own accumulated values at Points.com.

FIRST QUARTER 2004

     ACQUISITION OF MILEPOINT STRENGTHENS INDUSTRY LEADERSHIP

     In March 2004, Points International Ltd. acquired substantially all the assets of MilePoint, Inc., a loyalty program technology provider and operator. The acquisition added to Points.com's impressive partner base and the potential of both the Points.com Web site and the company's portfolio of Points.com Business Solutions. MilePoint's current clients include Northwest Airlines, Delta Air Lines, Continental Airlines and Starwood Hotels and Resorts. There are also significant benefits related to economies of scales that are being realized by this transaction.

     LANDMARK AGREEMENT WITH EBAY ENHANCED AND EXTENDED

     As of March 2004, Points.com became the primary vehicle for all airline, hotel, and major online loyalty program partners wanting to trade with the eBay Anything Points program. This is one in a series of recent agreements between the Corporation and eBay. In November 2003, Points.com developed the eBay Offer Manager Tool, a custom technology application that allows eBay sellers to issue eBay Anything Points to buyers who purchase their items on eBay.

     US AIRWAYS(R) JOINS WITH POINTS.COM

     The Points.com Website was bolstered by the addition of US Airways in March of 2004. Since then, US Airways Dividend Miles(R) members have been able to visit the site to register for a free Points.com membership, view their account balances in participating loyalty programs and, after purchasing a PointsPlus membership, swap miles/points from other programs into their Dividend Miles account.

     TORONTO STOCK EXCHANGE LISTING

     On February 24, 2004, Points International Common Shares were listed for trading on the Toronto Stock Exchange under the symbol "PTS". The Corporation's Common Shares ceased to trade on the TSX Venture Exchange at the close of trading on February 23, 2004.

     SCANDINAVIAN AIRLINES SYSTEMS (SAS) PARTNERS WITH POINTS.COM TO OFFER POINTS.COM BUSINESS SOLUTIONS TO EUROBONUS MEMBERS

     SAS, the seventh largest airline in Europe, is constantly looking for ways to add value to its customers. In January 2004, SAS began offering the Points.com Business Solutions' Buy product to their customers so that EuroBonus members can purchase miles, top up their accounts and book reward flights sooner.

MANAGEMENT TEAM

ROB MACLEAN, CHIEF EXECUTIVE OFFICER: Rob has served as Chief Executive Officer of Points International Ltd. since February 2002, and is a member of the Corporation's board of directors. A founder of the organization, Rob champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results. Previously, Rob held a variety of positions with major airlines in Canada over a 12-year period, most recently as Vice President, Sales with Canadian Airlines, with responsibility for the Canadian Plus loyalty program.

CHRISTOPHER BARNARD, PRESIDENT: Christopher serves as President of Points International Ltd., and has been an officer of the Corporation since co-founding its predecessor, Exclamation, in 1998. In this role, Christopher leads financing and investment initiatives for the company, and plays a key role in guiding business strategy and the development of new partnerships.

DARLENE HIGBEE CLARKIN, CHIEF TECHNOLOGY OFFICER & Vice President, INFORMATION
TECHNOLOGY: Darlene leads the ongoing development of the Points.com Web application and partner integration and is responsible for Points.com technology planning. Darlene directs a highly skilled group of IT professionals to integrate new partnerships, support the Points Solutions Web applications and to research and implement future development. Darlene brings over 19 years of loyalty program and information technology experience to Points.com.

GRAD CONN, CHIEF MARKETING OFFICER: Grad's background includes nine years in the CPG industry at Procter & Gamble, ten years running his own direct + interactive agency, and seven years running and angeling venture-funded software companies in the peer-to-peer and social networking spaces, including OpenCola Inc., which was declared by Fortune magazine to be "one of the 25 coolest technology companies of 2001." Prior to joining Points International Ltd., Grad was VP and Managing Director at Grey Direct + Interactive.

SACHA DIAB, VICE PRESIDENT, PARTNERS: Sacha joined Points.com in August 2000 and holds the position of Vice President, Partners. Sacha's focus is on managing the Partner Relationship Group and adding high profile clients to our ever-growing partnership base. Before joining Points International Ltd., Sacha was Vice President at Triad Communication in New York, a communication enabler that assists its clients with communicating more effectively with employees, partners and customers through the use of technology.

MIKE GLASS, VICE PRESIDENT, PRODUCT DEVELOPMENT: Mike started his career at Compaq computer, and moved to Microsoft in 1989. While at Microsoft, Mike led the design and development of USB, and he was the Software Development Manager for Windows 98. In fact, Mike has been awarded several patents related to OS/2 and Windows operating system design. Prior to joining Points International Ltd., Mike was the Senior Director for the .NET Platform Strategy Group, where he identified and developed strategic business opportunities by leveraging Microsoft .NET technology at Volkswagen, Robert Bosch, Kinko's, McGraw-Hill and Merck.

PETER LOCKHARD, VICE PRESIDENT, POINTS.COM BUSINESS SOLUTIONS: Peter joined Points International Ltd. in January 2005 as Vice President, Points.com Business Solutions and is responsible for determining and implementing strategies to successfully grow Points.com Business Solutions. Peter has extensive senior and general management experience, including professional services, operations, sales and sales management, business and corporate development, marketing and client services. In addition, Peter has successfully worked in start-up and early-stage environments that have seen significant growth.

JERRY PHILIP, VICE PRESIDENT, BUSINESS DEVELOPMENT: Jerry joined Points.com in March 2000, and holds the position of Vice President, Business Development. A 15-year veteran of the airline industry, Jerry supports business development for Points International Ltd. and plays a key role in acquiring and managing partner relationships. Before joining Points International Ltd., Jerry spent more than 10 years with Canadian Airlines, most recently in the position of Manager, Incentive Programs.

JASON SIKORA, VICE PRESIDENT, MARKETING: Jason joined Points International Ltd. in December of 2004 as Vice President, Marketing and is responsible for consumer marketing and growing the business through customer acquisition and activation on Points.com. Jason has over 10 years of international marketing communications experience with proven success in building customer acquisition and retention strategies for companies such as Procter & Gamble, Masterfoods USA & Europe and Amazon.com among many others.

BILL THOMPSON, SENIOR VICE PRESIDENT, PARTNERS: Bill joined Points.com in August 2000. Based in Dallas, Texas, he leads the Business Development team and is responsible for developing and managing loyalty program relationships for all Points International Ltd. partners. Bill brings the depth of more than 30 years of industry experience, and was previously a Managing Director with American Airlines.

STEPHEN YUZPE, CHIEF FINANCIAL OFFICER AND CORPORATE SECRETARY: Steve joined the Corporation's predecessor, Exclamation, in February 1999. As CFO, Steve is responsible for managing the company's financial well-being and guiding the growth of the business. He plays a critical leadership role overseeing accounting, legal, regulatory affairs, investor relations and operations for the organization, and in this capacity manages relationships with a number of outside professional firms, including auditors and external legal counsel.

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                                              MANAGEMENT'S DISCUSSION & ANALYSIS

The following management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points International" or the "Corporation") should be read in conjunction with the Corporation's audited consolidated financial statements (including the notes thereon) for the year ended December 31, 2004 and with the Corporation's 2003 audited consolidated financial statements. Further information, including Points International Annual Information Form ("AIF") for the year ended December 31, 2004, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of March 8, 2005.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points International strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expect", "anticipate", "intend", "plan", "believe", "estimate" or similar expressions, are forward-looking statements within the meaning of Canadian securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points International as set forth herein. These statements are not historical facts but instead represent only the Corporation's expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points International may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risk Factors" contained in the AIF filed with Canadian securities regulators and the factors detailed in the Corporation's other filings with Canadian securities regulators, including the factors detailed in the Corporation's annual and interim financial statements and the notes thereto. Points International does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

RESPONSIBILITY OF MANAGEMENT

The preparation of the financial statements, including the accompanying notes, is the responsibility of management. Management has the responsibility of selecting the accounting policies used in preparing the financial statements. In addition, management's judgement is required in preparing estimates contained in the financial statements.

Management acknowledges its responsibility in its letter of representation to the Corporation's auditors, and this responsibility is referred to in the audit opinion.

OVERVIEW OF POINTS INTERNATIONAL BUSINESS

Core Business - Points Solutions

Points International has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points.com. technology platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com (referred to as the Points Exchange in past disclosures) and a suite of Points.com Business Solutions (referred to as the Private Branded Solutions in past disclosures) available to loyalty program operators. The Corporation's business is primarily conducted over the Internet (other than

MANAGEMENT'S DISCUSSION & ANALYSIS

functions such as customer support) allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online service allowing consumers who are members of participating loyalty programs to swap their loyalty program points and/or miles between the participating loyalty programs.

As at December 31, 2004, Points.com had attracted 45 loyalty program participants (as at the date hereof one additional partner is under contract but not yet launched and three partners have been launched), including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs.

Development Initiated for Points.com Version 3.0

At the beginning of the second quarter of 2005, the Corporation will begin making some important changes to the Points.com consumer Web site.

Currently, the Points.com Web site is a transactional Web site that allows consumers to swap miles and points between over 45 reward programs. While established as the world's only service of its kind, Points.com, in its current form, represents only a small part of the Corporation's opportunity to service consumers' total reward program experience.

The new Points.com Web site, referred to as "Points.com version 3.0", represents a major enhancement in the relationship with both reward program partners as well as the consumer. Today, the consumer interacts with a Web site that centres on a single feature, swap ("Swap"). Points.com version 3.0 will broaden the Web site's offerings, and present each consumer with a personalized view of its reward program universe.

Because of this personalized view of the consumer's reward program universe, Points.com will be able to help consumers release more value from their favourite programs and Get More Rewards, Faster(TM). This is accomplished by adding new mile and point management tools such as ways to purchase ("Buy") and earn ("Earn") more miles or points in their favourite programs. In addition, the system will be driven by the ATG Marketing Enterprise System that will use the consumer's unique program, reward goals and point mix to suggest ("Suggestion") ways to use the Join, Earn, Buy and Swap tools most effectively.

As a result of these changes, Points.com will become a "reward management portal," providing a more comprehensive and engaging consumer experience.

This functionality is expected to add new revenue streams to the Points.com business model. Most significantly, the loyalty management utility of the Web site is expected to allow Points.com to focus more on a subscription membership model as a core aspect of the business.

Management expects that Points.com version 3.0 will be phased in over the course of 2005, with monthly releases beginning in the second quarter. In April 2005, Points.com users will immediately notice a new look and feel that will reflect the more consumer-focused approach. Over the course of the spring and summer, Points.com will add or expand its Buy, Earn and Suggestion functionality.

In the second half of 2005, management will begin driving consumer traffic to the new Points.com Web site to leverage the Web site's ongoing evolution.

In accordance with Generally Accepted Accounting Principles ("GAAP") and Canadian Institute of Chartered Accountants

MANAGEMENT'S DISCUSSION & ANALYSIS

("CICA") handbook Sections 3061 and 3062, Web site development costs incurred in the Web site application and infrastructure development associated with Points.com version 3.0 will be capitalized. For additional information, see "General and Administrative Expenses" page 23, "Property, Plant and Equipment" page 30 and "Planned Capital Expenditures" page 36 of this MD&A.

Points.com Business Solutions

At December 31, 2004, the Corporation had 55 Points.com Business Solutions products in the marketplace. This suite of technologies includes:

     BUY AND GIFT - facilitates the online sale and gift of miles, points and other loyalty program currencies.

     CORPORATE - facilitates the sale of loyalty program currencies to corporate customers.

     TRANSFER - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

     INTEGRATE - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

     ELITE - facilitates the online sale of tier status to members of loyalty programs.

     SYSTEMS DESIGN - custom applications developed for select large loyalty program partners. See page 6 "Status of New Products'" of the AIF for an example of the redeemAAmiles program, an application built for the American Airlines AAdvantage(R) program.

SIGNIFICANT BUSINESS DEVELOPMENTS IN 2004 AND TO THE DATE HEREOF

1.   CENDANT JOINS POINTS.COM AND ALSO ADOPTS POINTS.COM BUSINESS SOLUTIONS
     PRODUCTS

The Cendant Hotel Group, a subsidiary of Cendant Corporation, entered into an agreement to join Points.com. The TripRewards(R) program with its large membership base and its diversified offering, is a significant addition to Points.com. In addition to the consumer offering, TripRewards will also be utilizing a number of Points.com Business Solutions products to enhance the program and its operations.

2.   MEMBERSHIP REWARDS(R) PROGRAM FROM AMERICAN EXPRESS JOINS POINTS.COM

On March 4th, 2005, Points International entered into an agreement with American Express Travel Related Services Company Inc. The agreement enables the Membership Rewards program from American Express to participate in the Points.com portal. Additionally, the Membership Rewards program will use Points.com's Business Solutions to offer real-time point transfers for select partners. Public launch is expected during the second quarter of the year.

3.   AMERICAN AIRLINES RE-LAUNCHES ELITE PROGRAM

Effective January 27, 2005, American Airlines began offering a special opportunity for certain members that did not requalify for their 2005 elite status. Eligible AAdvantage members will have the opportunity to participate in this offer provided they have flown at least one elite qualifying segment during 2004. The program is expected to run until April 2005.

4.   DELTA AIR LINES EXPANDS RELATIONSHIP WITH POINTS.COM

The Delta Air Lines SkyMiles(R) program has hired Points.com to power the online transfer of miles between SkyMiles program accounts. This Transfer product is the fifth product in the suite of Points Solutions purchased by Delta Air Lines. The relationship highlights the opportunity for Points.com to sell additional products to the MilePoint business solutions partners.

MANAGEMENT'S DISCUSSION & ANALYSIS

5.   AMERICAN AIRLINES LAUNCHES A PRIVATE BRANDED EXCHANGE (SYSTEMS DESIGN
     SOLUTION)

With the September 17, 2004 launch of the redemption platform for American Airlines, AAdvantage(R) members may now redeem their miles online for hotel stays and hotel and other program points. Participating companies to date include Marriott, Diners Club, InterContinental Hotels Group and Hilton. The participant list will be expanded in 2005 to include other partner options. The redeemAAmiles program adds value to the AAdvantage(R) Program and its members by increasing the utility of miles earned, and facilitating an online process that reduces transaction processing time from weeks to days.

6.   FRONTIER AIRLINES BECOMES THE FIRST LOW-COST AIRLINE TO JOIN POINTS.COM

EarlyReturns(R), the award-winning loyalty program of Frontier Airlines, had its potential value significantly increase following a five-year agreement. EarlyReturns became a tradable loyalty currency on the Points.com Web site as of August 2004. Frontier Airlines is also using Points.com Business Solutions to support the airline's loyalty program, as well as enable partner and third-party organizations to purchase frequent-flyer miles.

7.   ACQUISITION OF MILEPOINT STRENGTHENS INDUSTRY LEADERSHIP

In March 2004, Points International Ltd. acquired substantially all the assets of MilePoint, Inc., a loyalty program technology provider and operator. The acquisition added to Points.com's impressive partner base and the potential of both the Points.com Web site and the company's portfolio of Points.com Business Solutions. MilePoint's current clients include Northwest Airlines, Delta Air Lines, Continental Airlines and Starwood Hotels and Resorts. There are also significant benefits related to economies of scales that are being realized by this transaction.

8.   STRATEGIC RELATIONSHIP WITH EBAY

In 2003, Points International developed a significant relationship with online leader eBay Inc. ("eBay") Under this relationship, the eBay Anything Points ("EAP") program became an anchor Points.com partner, and Points International implemented a number of Points Solutions to power core elements of the EAP program, including Integrate. In addition, in August 2003, eBay selected Points International to develop and operate a Systems Design product, the "Offer Manager", for its EAP program. The Offer Manager allows eBay sellers to issue EAPs to buyers who purchase their goods and services on eBay.

In March 2004, Points International and eBay agreed to continue eBay's participation on Points.com through at least December 2005 and eBay made Points.com the exclusive swap vehicle for all airline, hotel, car rental and major online loyalty programs participating with eBay's EAP program.

9.   TORONTO STOCK EXCHANGE LISTING

On February 24, 2004, Points International's Common Shares were listed for trading on the Toronto Stock Exchange under the symbol "PTS". The Corporation's Common Shares ceased to trade on the TSX Venture Exchange at the close of trading on February 23, 2004.

REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

- Swap commissions are a percentage of the exchanged value and are recognized as the services provided under the terms of related contracts.

- Membership dues received in advance for services are recognized over the term of service. Membership dues are $29.95 annually for a PointsPlus membership. The annual membership increased from $19.95 on September 30, 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

- One-time trading fees ($9.95 per trade) are recognized at the time of the trade (for non-PointsPlus members). The one time trading fee increased from $5.95 on September 30, 2004.

- Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as an swap partner on the Points.com Web site.

Points.com Business Solutions:

-    Revenues from the sale of loyalty program points are recorded net of costs.

-    Hosting and management fees are recognized in the period of service.

- Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

- Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions (i.e., Points.com and Points.com Business Solutions).

Growth in the number of individual members using Points.com is driven by three factors that contribute to increased Web site traffic and the ease with which a consumer can join Points.com to conduct swap transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 19 hereof.

Growth in Points.com Business Solutions will occur from growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 19 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 22 hereof.

RESULTS OF OPERATIONS - REVENUES

Overview

Revenue for the year ended December 31, 2004 was $7,791,591 representing a year-over-year increase of 33%. The provision of Points Solutions accounted for approximately 97% of the revenue (interest income accounted for the remaining 3%). Revenues from operations increased by 37% over 2003 due to growth in Points Solutions, the MilePoint Acquisition and offset by a weakening U.S. dollar. For additional information see "Revenue Growth" on page 18. Revenues from interest and other revenue declined by 35% due to a decrease in interest earned. See "Other Factors Contributing to Revenue Growth -Interest Income," on page 21 for additional information.

REVENUES                             2004         2003         2002
--------                          ----------   ----------   ----------
Points International Operations   $7,560,012   $5,502,744   $2,308,846
Interest and other revenue           231,579      355,960       59,446
                                  ----------   ----------   ----------
TOTAL REVENUE                     $7,791,591   $5,858,704   $2,368,292
                                  ==========   ==========   ==========

MANAGEMENT'S DISCUSSION & ANALYSIS

A substantial portion of the Corporation's revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points International by the operators of the loyalty programs.

The Corporation earns revenue from Points.com in three principal ways. First, Points International charges a commission on all swaps, based on a value of the loyalty currency tendered for swap by the loyalty program member. Through the Swap model, the participating loyalty program sets a value on the currency tendered for "sale". Based on this valuation, a percentage is remitted to Points International and the remaining balance is used to purchase the currency of another participating loyalty program. Second, loyalty program members pay Points International either a fee for each Swap transaction at Points.com or an annual fee for a membership that includes unlimited Swap transactions. Finally, the Corporation may earn a non-refundable partner sign-up fee when a partner joins Points.com.

Approximately 54% of the Corporation's revenues are from its three largest customers (the two largest customers represented 43% of revenues). In 2003, two customers represented 61% of the Corporation's revenues. In addition, 61% (2003
- 58%) of the Corporation's deposits are due to these three customers. As additional partner relationships are established and revenues grow, management expects the economic dependence on any specific customer to be reduced.

In 2004, approximately 95% of the Corporation's revenues were recurring revenues (e.g., revenues from monthly management fees, membership fees and transaction fees) and 5% were from non-recurring sources (e.g., one-time Web development and integration fees). In 2004, recurring revenues grew by 58% year-over-year, and non-recurring revenues shrank by 67%. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points.com, is in the best interests of the Corporation.

REVENUES                    2004         2003         2002
--------                 ----------   ----------   ----------
Recurring revenues       $7,400,243   $4,686,614   $1,868,631
Non-recurring revenues      391,348    1,172,090      499,661
                         ----------   ----------   ----------
TOTAL REVENUE            $7,791,591   $5,858,704   $2,368,292
                         ==========   ==========   ==========

Management recognizes that the Corporation must eventually achieve profitability through revenue growth and cost management. As significant resources have and will be allocated to the launch of Points.com version 3.0, management now expects that Points International's revenues will exceed its general and administrative costs in 2006.

Revenue Growth

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of the Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs.

MANAGEMENT'S DISCUSSION & ANALYSIS

Partner Summary - Total Number of Partners (1)

NUMBER OF PARTNERS AS AT                    2004    2003   2002
------------------------                   -----   -----   ----
Points.com                                    45      35     25
Points.com Business Solutions (2)             21      12      6
Cumulative Points Transacted (000,000's)   7,944   3,027    873

NOTES: (1) Partners may be included in both Points.com Business Solutions and
           Points.com.

       (2) Includes seven additional partners acquired in the MilePoint Acquisition as at March 31, 2004.

Points.com Growth

The current Points.com business model is dependent on the number of consumer members paying for a Points.com PointsPlus membership and/or completing a Swap transaction. The number of consumers that will conduct a transaction is driven by three factors: Web site usability and enhancements; marketing (awareness and brand); and partner activity. As the Corporation is preparing to launch the updated version of the Web site, Points.com version 3.0, there have been only moderate changes in the usability and marketing of the existing Web site in the past two quarters. However, progress has continued in expanding and improving Points.com's partner mix. The number of loyalty program partners added and their industry mix are two important elements in the growth of Points.com because they directly impact the consumer's value proposition. Said differently, the more loyalty programs that a consumer participates in that are also Points.com partners, the greater the opportunity for that consumer to maximize the value of his or her collective loyalty programs. The number of loyalty programs participating on Points.com has increased by 29% since December 31, 2003 and 80% since December 31, 2002. See page 18, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in 2005.

Management believes that the development and launch of Points.com version 3.0 will add a number of new features and improved functionality to the Web site. This functionality will incorporate new revenue streams into the Points.com business model by improving consumers' ability to manage and derive value from their loyalty program universe. The launch of Points.com version 3.0 is also an opportunity for the Corporation to begin to market and merchandise to its consumer base. Marketing programs are expected to begin testing in the second quarter of 2005 and ramp up during the course of the third and fourth quarters.

Points.com Business Solutions Growth

The Points.com Business Solutions have been designed with each partner's look and branding. As a result, the Corporation has little impact on driving traffic and transactions through its partners' Web sites. However, Points International has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing Points.com Business Solutions.

POINTS.COM BUSINESS SOLUTIONS
METRICS AS AT                   2004   2003   2002
-----------------------------   ----   ----   ----
Total Unique Partners (1)        21     12      6
Total Points.com Business
   Solutions (2)                 55     30     17

NOTES: (1) Includes seven additional partners acquired in the MilePoint
           Acquisition as at March 31, 2004.

       (2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

MANAGEMENT'S DISCUSSION & ANALYSIS

POINTS.COM BUSINESS SOLUTIONS (1)(2)
NUMBER OF PRODUCTS AS AT               2004   2003   2002
------------------------------------   ----   ----   ----
Buy                                      16      9      6
Gift                                     16      8      6
Transfer                                  5      2      1
Corporate                                 8      4      2
Elite                                     2      2      1
Systems Design                            4      2      0
Integrate (3)(4)                          4      3      1
                                        ---    ---    ---
TOTAL POINTS.COM BUSINESS SOLUTIONS      55     30     17
                                        ===    ===    ===

NOTES: (1) Includes products sold to new and existing customers.

       (2) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

       (3) Each Integrate partner will have third parties integrated into its technology platform.

       (4) There are 24 existing partner integration add-ons among the four Integrate partners as at Dec. 31, 2004.

Sources of Revenue Growth

Approximately 97% of the Corporation's revenue in 2004 (94% in 2003) is generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 3% of revenues is interest income.

PERCENTAGE OF REVENUES BY SOURCE        2004   2003   2002
--------------------------------        ----   ----   ----
Existing Points Solutions
   (including growth of existing
    solutions)                           70%    66%    63%
New contracted Points Solutions
   with new and existing partners (1)    30%    34%    37%

NOTE: (1) Includes 17 additional products acquired in the MilePoint Acquisition as at March 31, 2004.

Existing Points Solutions

The large majority of existing products that Points International operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points International earns transaction fees or commissions on the majority of these products and as the products continue to grow, the Corporation expects to continue to derive significant revenues from its existing products.

Revenues from existing Points Solutions grew by 45% from $3.63 million in 2003 to $5.26 million in 2004 (i.e., 70% of the total Points Solutions revenue). Management expects this trend to continue as the base of existing products continues to grow.

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the year grew from $1.87 million in 2003 to $2.30 million in 2004.

Points International has grown the number of products placed with partners from 30 to 55 as at December 31, 2004 from December 31, 2003. In addition, 24 third-party integrations have been implemented with four Integrate partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue

MANAGEMENT'S DISCUSSION & ANALYSIS

to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2005 across various loyalty markets. In particular, Points International will continue to focus on new partnerships in the financial services, airline, hotel, retail, car rental, and online categories throughout 2005.

Projected revenues for 2005 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent on generating new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue with its past success of acquiring new contracts with new or existing partners.

Other Factors Contributing to Revenue Growth

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income, fluctuations in foreign exchange rates and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $231,579 for the 2004 fiscal year, compared with $355,960 in 2003. The decrease in interest income year over year is largely a function of reduced cash reserves, the strengthening U.S./Canadian foreign exchange rate, the shorter duration of the investment portfolio and the subsequently lower average yield of the investments. Management expects the interest income to continue to decline in the short term as cash reserves are reduced as a consequence of the MilePoint Acquisition and growth of its operations. Interest income is a function of the Corporation's cash balances and the prevailing interest rates. Canadian cash reserves are invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points International cash and short-term investments are valued quarterly at the lower of cost and market value. In the long term, as Points International business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

AS AT DEC. 31,2004        YIELD % (2)   CREDIT RATING     C$ TOTAL    US$ DENOMINATED   OTHER DENOMINATED
-----------------------   -----------   -------------   -----------   ---------------   -----------------
Cash held at bank (1)        1. 01           n/a        $13,209,873      $8,534,329         E1,113,558
                                                                                           GBP 318,990
                                                                                            CHF 12,029
Money market securities      2. 28         R1-High          544,945             n/a                n/a
Bonds (3)                    3. 11          A-AAA                               n/a                n/a
TOTAL                                                   $13,754,818      $8,534,329

NOTES: (1)  C$ Total represents total cash held at bank inclusive of all denominations; US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

       (2)  Yield as at December 31, 2004.

       (3) Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

MANAGEMENT'S DISCUSSION & ANALYSIS

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S./Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 92% of the Corporation's revenues are in U.S. dollars and the remaining 8% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar-based revenues will not decrease significantly in 2005. Approximately 69% of the Corporation's general and administrative expenses were in Canadian dollars, 28% were U.S. dollar-based and 3% were based in other foreign currencies. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The average FX Rate (the 12-month average rate) with which revenues and expenses are translated into Canadian dollars has declined relative to the fiscal year 2003. The FX rate differential was negative and resulted in 11% lower revenue growth, or approximately $905,500, offset by a 3.5% decrease in expense growth, or approximately $426,000.

U.S./CANADIAN FX RATES    2004    2003    2002
----------------------   -----   -----   -----
Period Start             1,297   1.573   1.592
Period End               1,205   1.295   1.577
Twelve Month Average     1,299   1.460   1.570

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon", noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms". In another article (entitled "Frequent-flyer economics", from the same issue), The Economist reported that "frequent-flyer miles started as a marketing gimmick, but they have become a lucrative business", and that "roughly half of all miles are now earned on the ground, not in the air". In an updated article, dated January 6, 2005, and titled "In Terminal Decline, The dollar has already been toppled as the world's leading currency", The Economist reported that by the end of 2004, "the world-wide stock of unredeemed frequent-flyer miles is almost 14 trillion miles
.... and the total global stock of frequent-flyer miles is worth over US$700 billion".

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles than an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 10,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of growth in the number of programs, the number of participating consumers and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist, cited above, according to the "frequent-flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

     loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent-flyer/guest programs in the world, American AAdvantage, the largest frequent-flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members. [sic]

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses

General and administrative expenses increased by 52% relative to 2003. Material changes in expenses will be described in each section below.

GENERAL AND ADMINISTRATIVE EXPENSES         2004         2003         2002
-----------------------------------     -----------   ----------   ----------
Employment Costs (1)                    $ 7,119,165   $5,186,899   $4,004,093
Technology Services (2)                     931,804      803,222    1,042,427
Marketing and Communications              1,503,381      386,512      120,861
Sales Commission and Related Expenses       418,508      238,730       59,138
Other (3)                                 2,257,795    1,414,108    1,714,550
TOTAL                                   $12,230,652   $8,029,471   $6,941,069

NOTES: (1)  Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (CPP and EI).

       (2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

       (3) Other expenses include foreign exchange losses (or gains), travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. While management has made controlling costs a priority, costs and/or capital expenditures will continue to increase in 2005. Management expects the general and administrative expenses in 2005 to be higher than in 2004. The Corporation will continue to scale its infrastructure, add new partners to its suite of products and move from trial/test marketing to a more comprehensive marketing and branding program.

The Corporation still expects that a series of significant marketing and branding programs will begin in mid 2005 to support the launch of Points.com version 3.0. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates. If actual revenue growth projected from the marketing plan does not meet expectations, the expenditures can either be reduced or reallocated to more successful programs.

Employment Costs

Employment costs increased by 37% in 2004 versus 2003. A large portion of the increase in 2004 (19%) is from a change in accounting policy resulting in $362,343 of expenses relating to employee stock options. Effective January 1, 2004, the CICA handbook, Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value based method of accounting for stock-based compensation. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements; amounts charged to opening retained earnings for costs relating to 2002 and 2003 are $63,148 and $126,206, respectively.

                                  2004       2003         2002
                                --------   --------     -------
Employee Stock Option Expense   $362,343   $126,206(1)  $63,148(1)

NOTE: (1)  2002 and 2003 Employee Stock Option Expense represents the pro-forma impact to the general and administrative expenses.

MANAGEMENT'S DISCUSSION & ANALYSIS

As at December 31, 2004, the Corporation had 79 full-time employees (including three contractors replacing employees on temporary leaves of absence) and three short-term contractors.

HEADCOUNT(1) BY DEPARTMENT AS AT   2004   2003   2002
--------------------------------   ----   ----   ----
Technology                          43     41     26
Finance and Administration          13     10      2
Business Development                 8      8      7
Marketing and Customer Service      15      5      2
                                   ---    ---    ---
TOTAL (2)                           79     64     37
                                   ===    ===    ===

NOTES: (1)  Headcount includes active employees and contractors covering a leave of absence for full-time positions within the departments.

       (2) In addition to the full-time positions employed, the Corporation had three short-term contractors on staff at December 31, 2004.

During 2004, 15 employees joined the Corporation. Twelve of the 15 new hires, and several existing employees, are directly dedicated to the Points.com version
3.0 technology development and ongoing maintenance. Employment costs increased as a result of a 42% increase in average number of employees in 2004 (72 versus 51 in 2003).

Total employment costs in 2005 will grow as the Corporation maintains its existing employee base throughout the year. The Corporation expects there will be minimal growth in headcount throughout 2005.

Technology Services

Technology Services expenses increase in increments based on business growth and product performance. As Technology Services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The year 2004 saw an increase of $128,581 (16%) as additional services were required for new products associated with the MilePoint Acquisition and the expansion of other Points Solutions. Management expects these costs to grow marginally in 2005 with the continued expansion of Points Solutions. Products launched and loyalty program partners acquired are the key drivers of Technology Services expenses.

Marketing and Communications

Marketing costs increased by $1,116,869 (289%) relative to 2003 as more promotions were in the market during the year. New marketing initiatives were launched in the latter half of the second quarter and ramped up in the third and fourth quarters to begin testing and refining the sensitivities of customer click-through rates, the cost to acquire registered users and the cost to convert registered users to paid members at Points.com. The major drivers of this increase are an increase in the use of promotional and bonus miles for paid memberships, promotional miles to generate transactional activity, public relations expenditures, and increased partner marketing initiatives to test and measure marketing responsiveness.

The Corporation expects to increase its marketing expenditures at the beginning of the second quarter in 2005, to support the launch of Points.com version 3.0. The marketing and branding foundation built in 2004 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media, as well as online media. This approach dovetails with business development strategies and is the most cost-effective means of reaching the Corporation's target audience. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term.

MANAGEMENT'S DISCUSSION & ANALYSIS

Management expects that the results of the carefully planned marketing strategy will accelerate Points.com activity.

Sales Commissions and Expenses

Sales commissions and expenses have increased by $179,778 (75%) over 2003. Sales commissions will continue to vary according to partners contracted and the growth of existing products. The increase in 2004 relates primarily to the additional products acquired through the MilePoint Acquisition and growth in existing Points Solutions.

Other Operating Expenses

Other operating expenses include office overhead, travel expenses, professional fees and foreign exchange gain and/or loss. Other operating expenses increased by $843,687 (60%) in 2004 relative to 2003. Approximately 5% of the increase relates to the foreign exchange loss from re-valuing certain balance sheet accounts (e.g., U.S. dollar-denominated cash and U.S. dollar-denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period-ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts at the period-ending FX Rate is accounted for as a foreign exchange gain or loss on the income statement. Management has no control over the foreign exchange gain or loss from one period to the next.

Excluding the foreign exchange gain and loss, other operating expenses increased by almost $750,000 compared to 2003. The following items represent the major variances: relocation to larger facilities resulted in $255,000 in additional rent and other related expenses; legal and securities fees associated with the move from the TSX Venture Exchange to the TSX amounted to approximately $150,000 in additional expenses; legal fees associated with international contracts amounted to $150,000; and other expenses related to an increase in employees were $165,000 of the increase. Management expects other operating expenses (excluding foreign exchange gain and loss) to remain stable in 2005.

OTHER OPERATING EXPENSES            2004         2003         2002
------------------------         ----------   ----------   ----------
Foreign Exchange Gain/Loss (1)   $   74,901   $   30,216   $   25,450
Other Operating Expenses          2,182,894    1,383,892    1,689,100
                                 ----------   ----------   ----------
TOTAL                            $2,257,795   $1,414,108   $1,714,550
                                 ==========   ==========   ==========

NOTE: (1) See definition on page 25, "Other Operating Expenses."

RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortizing expenses.

Amortization Expenses

The Corporation recorded amortization expenses of $2,322,749 in 2004 compared to $2,877,321 for the year ending December 31, 2003. The decrease was attributed to the charges outlined in the following table:

AMORTIZATION EXPENSES              2004         2003         2002
---------------------           ----------   ----------   ----------
Deferred Costs                  $  601,319   $  531,914   $  328,760
Intangible Assets                1,408,813      756,201      567,150
Property, Plant and Equipment      312,617    1,589,206    1,512,890
                                ----------   ----------   ----------
TOTAL                           $2,322,749   $2,877,321   $2,408,800
                                ==========   ==========   ==========

MANAGEMENT'S DISCUSSION & ANALYSIS

Amortization of Deferred Costs

DEFERRED COSTS     2004       2003       2002
--------------   --------   --------   --------
Amortization     $601,319   $531,914   $328,760

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points International has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points International reported deferred financing charges in connection with the 11% $6,000,000 senior secured convertible debenture (the "Debenture") issued to CIBC Capital Partners. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share issued pursuant to the IAC Investment, as this financial instrument is also classified as debt. The Series Two Preferred Share has 33 amortization quarters remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The Common Shares have been classified as deferred costs and will be amortized over a five-year period. There are 15 amortization quarters remaining.

d. Selected Points.com Business Solutions technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have eight and nine amortization quarters remaining.

Amortization of Intangible Assets

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. The increase in the amortization expense of intangible assets which started in the second quarter is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition (see "Commitments Related to MilePoint Acquisition" on page 34 for additional information). Goodwill related to the acquisition will not be amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

INTANGIBLE ASSETS      2004        2003       2002
-----------------   ----------   --------   --------
Amortization        $1,408,813   $756,201   $567,150

Amortization of Property, Plant and Equipment

The decrease in the amortization expenses in 2004 reflects the fact that certain assets have been amortized to a zero cost base.

PROPERTY, PLANT AND EQUIPMENT     2004        2003         2002
-----------------------------   --------   ----------   ----------
Amortization                    $312,617   $1,589,206   $1,512,890

MANAGEMENT'S DISCUSSION & ANALYSIS

Other Non-Cash Expenses

Interest on Convertible Debenture

Accrued interest on any principal amount of the Debenture that is converted into Common Shares ceases to be payable. In addition, in the event that an exercise of the Warrants (as defined in "IAC Investment" on page 28 herein) results in a change of control of Points International, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 32 herein.

INTEREST ON CONVERTIBLE DEBENTURE    2008     2007     2006     2005    2004    2003    2002    2001
---------------------------------   ------   ------   ------   -----   -----   -----   -----   -----
Accrued Interest ($000's)              257    1,209    1,089     981     884     854     660     522
Debenture Value ($000's)            12,456   12,200   10,990   9,902   8,920   8,036   7,183   6,522

Interest on the outstanding principal amount of the Debenture accrues at a rate of 11% per annum. Interest compounds on an annual basis on the day immediately prior to each anniversary of the original issue date, being March 15, 2001. Thereafter, interest accrues on such compounds at the rate of 11% per annum.

Interest on the Series Two Preferred Share

INTEREST ON SERIES TWO
PREFERRED SHARE              2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
----------------------       ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Accrued Interest ($000's)     244    868    868    868    868    868    868    868    868    868    624
Series Two Preferred Share
   Value ($000,000's)        21.1   20.8   19.9   19.1   18.2   17.3   16.5   15.6   14.7   13.9   13.0

RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER EQUITY

Loss

The Corporation reported a net loss of $8,808,284 for the fiscal year 2004, compared with a net loss of $6,536,191 for the fiscal year 2003.

Shareholder Equity

The deficit in shareholder equity increased from $5,222,809 at December 31, 2003 to $8,935,826 at December 31, 2004. The increase was a result of the net loss for the period of $8,808,284, offset by an increase in capital stock issued during 2004.

Loss Per Share

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 67,744,345 shares at December 31, 2004, compared with 58,823,652 shares at December 31, 2003.

The Corporation reported a net loss of $0.13 per share for the year ending December 31, 2004, compared with a net loss of $0.11 per share for the year ending December 31, 2003. For 2004 and 2003, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation for both 2004 and 2003 would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

MANAGEMENT'S DISCUSSION & ANALYSIS

LIQUIDITY

Overview of Liquidity

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. Earnings (loss) before interest, amortization and other deductions ("EBITDA") are the key indicators of the change in the liquidity of Points International operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EBITDA

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Primarily as a result of the Points.com version 3.0 related expenditures, including those costs that are not capitalized, management expects that the Corporation's revenues will exceed its general and administrative costs in 2006.

For the year ending December 31, 2004, the Corporation's EBITDA was ($4,439,061). This compares with EBITDA of ($2,170,767) for the year ending December 31, 2003.

IAC Investment

The following is a general summary of the terms of the IAC Investment. More comprehensive disclosure of the IAC Investment is contained in Points International's Material Change Report dated March 21, 2003, which is incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 32 below.

Under the IAC Investment, Points International issued one convertible preferred share (the "Series Two Preferred Share") and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on the Corporation's capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 19,999,105 Common Shares. The Warrants are exercisable for three years from their date of issue (April 11, 2003) to acquire up to 55% of the Common Shares of Points International (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on the Corporation's current capitalization, the Warrants are exercisable to acquire 83,532,599 Common Shares at an effective price per Common Share of $1.03 between April 11, 2004 and April 10, 2005 and $1.15 between April 11, 2005 and April 10, 2006 (resulting in an additional investment by IAC in Points International, if exercised in full and depending on the year of exercise, of up to approximately $86.2 million or $95.7 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

Cash and Current Assets

The Corporation had consolidated cash and cash equivalents of $13,754,818 at December 31, 2004, compared to $20,274,836 at December 31, 2003, and $7,341,700 at December 31, 2002.

AS AT                        DEC. 31, 2004   DEC. 31, 2003   DEC. 31, 2002
-----                        -------------   -------------   -------------
Cash and Cash Equivalents     $13,754,818     $20,274,836      $7,341,700
Accounts Receivable             2,024,342       1,004,370         267,632
Prepaids and Sundry Assets      1,229,091         825,221         657,367
                              -----------     -----------      ----------
TOTAL CURRENT ASSETS          $17,008,251     $22,104,427      $8,266,699
                              ===========     ===========      ==========

MANAGEMENT'S DISCUSSION & ANALYSIS

Cash and cash equivalents decreased by $6,520,019 from December 31, 2003. The primary reasons for the decrease in cash relative to 2003 were related to the operating loss for the year, expenditures on capitalized costs directly attributable to Points.com version 3.0, expenditures on capital assets and the MilePoint Acquisition.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are due to expire within 12 months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $1.1 million. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by over
8.6 million shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at December 31, 2004

SECURITY TYPE                                  EXPIRY DATE     NUMBER       STRIKE PRICE       PROCEEDS
-------------                                  -----------   ---------   ------------------   ----------
Warrants                                        7/18/2005      166,667          $0.25         $   41,667
Points International Ltd. Options               2/14/2005    1,752,000           0.50            876,000
Points International Ltd. Options               3/14/2005      201,400           0.50            100,700
Points International Ltd. Options               8/22/2005       25,000           0.69             17,250
Options in subsidiary with liquidity put        2/17/2005      627,479    Fair Market Value       13,783
Options in subsidiary with liquidity put        3/31/2005    4,500,321    Fair Market Value       72,272
Options in subsidiary with liquidity put (1)     7/9/2005      802,433    Fair Market Value        8,892
Options in subsidiary with liquidity put (1)    8/13/2005      355,803    Fair Market Value        7,816
Options in subsidiary with liquidity put (1)    8/20/2005      200,312    Fair Market Value        4,400
                                                             ---------                        ----------
TOTAL                                                        8,606,415                        $1,130,280
                                                             =========                        ==========

NOTE: (1) The Corporation currently intends to seek regulatory and shareholder approval for a two-year extension of the expiry date of certain options held in the subsidiary with a liquidity put right.

Subsequent to quarter end, and as at March 8, 2005, the following securities have been exercised or expired:

SECURITY TYPE                                   EXPIRY DATE     NUMBER    STRIKE PRICE   PROCEEDS
-------------                                   -----------   ---------   ------------   --------
Points International Ltd. Options - expired      2/14/2005       25,000       $0.50      $     --
Points International Ltd. Options - exercised    2/14/2005    1,727,000        0.50       863,500
Points International Ltd. Options - exercised    3/14/2006       25,000        0.50        12,500
Points International Ltd. Options - exercised     5/7/2006       13,750        0.56         7,700
Points International Ltd. Options - exercised     2/8/2007        3,000        0.27           810
Points International Ltd. Options - exercised    6/26/2007       80,000        0.25        20,000
Options in subsidiary with liquidity put-
   exercised (1)                                 2/17/2005      439,686        0.02        30,283
Points International Ltd. Options -
   exercised                                     3/31/2005      751,170        0.02        16,500
                                                              ---------                  --------
TOTAL                                                         3,064,606                  $951,293
                                                              =========                  ========

NOTE: (1) Excludes a conditional exercise of 1,050,684 options to acquire shares in Points.com Inc. which have been conditionally exchanged for 2,630,808 shares of the Corporation. The exercise is conditional on the Corporation not receiving shareholder and regulatory approval to extend the expiry dates of the options (see "PCI Option Resolution", in the Corporation's Management Information Circular for additional information).

MANAGEMENT'S DISCUSSION & ANALYSIS

Accounts Receivable

The Corporation expects accounts receivable to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be minimal based on the structure and nature of the Corporation's cash flows.

Ability to Fund Future Growth

In 2004, the Corporation had cash flows used in operating activities of ($2,352,995) after changes in non-cash balances related to operations. Management is confident that the Corporation's cash position is adequate to cover operating expenses in the short term, even if revenue growth is slower than planned, and expects that the revenue from Points Solutions will generate sufficient cash to maintain capacity in the short term and grow capacity and resources in the long term. However, the Corporation is currently not generating an operating profit (revenues minus general and administrative expenses) and cannot be assured that revenue growth will be sufficient to meet its current liabilities, including the repayment of the Debenture, as they come due.

See also "Maturity of the CIBC Capital Partners' Debenture" on page 33 for additional information.

Long-Term Investment

The Corporation's investment in ThinApse Corporation was written off in 2004, resulting in an expense of $161,629. For more information, refer to Note 5 of the Corporation's Audited Consolidated Financial Statements for the year ended December 31, 2004.

Property, Plant and Equipment

The Corporation reported an increase in property, plant and equipment in 2004 due to the capitalized costs of Points.com version 3.0 and an increase in office computer equipment and leasehold improvements related to the corporate move to new facilities. Refer to "Planned Capital Expenditures" on page 36 for additional information. Existing technology costs under capital lease are depreciated on a straight-line basis over three years. Management continues to make controlling the Corporation's technology costs a priority and has initiated a number of prudent cost containment initiatives in 2004.

Additional leasehold improvements at the Corporation's new facility will increase property, plant and equipment and the corresponding amortization in 2004 and beyond.

AS AT                                             DEC. 31, 2004   DEC. 31, 2003   DEC. 31, 2002
-----                                             -------------   -------------   -------------
Furniture and equipment                             $  294,615       $124,868       $  139,523
Computer equipment                                     308,003        206,494           98,013
Software                                                70,612        105,762          134,300
Technology costs                                        10,164         23,782        1,307,260
Points.com Version 3.0 Direct Development Costs        860,286             --               --
Leasehold improvements                                 515,602         52,817           85,104
                                                    ----------       --------       ----------
TOTAL PLANT, PROPERTY AND EQUIPMENT                 $2,056,282       $513,723       $1,764,188
                                                    ==========       ========       ==========

Goodwill and Intangible Assets

The MilePoint Acquisition resulted in $3,740,000 allocated to amortizing intangible assets and $3,910,000 ($3,710,000 from goodwill and $200,000 for other costs and deductions) to goodwill. In accordance with CICA handbook,
Section 3062, goodwill will not be expensed unless it is deemed to have become impaired. In accordance with GAAP, management has

MANAGEMENT'S DISCUSSION & ANALYSIS

selected March 31, 2005, as the anniversary date of the transaction and will therefore test the acquisition goodwill for impairment at that time.

In the year 2004, $584,585 of charges relating to incremental transition services and additional direct costs related to the MilePoint Acquisition were incurred and charged to goodwill.

Current Liabilities

Current liabilities at December 31, 2004 were $24,775,900, compared with $11,643,244 at December 31, 2003. The increase was primarily related to the reclassification of the Debenture from long-term liabilities to current liabilities, the increase in deposits and accounts payable related to the growth in the operations, and the liability relating to the MilePoint Acquisition. See page 33, "Maturity of the CIBC Capital Partners' Debenture" for additional information regarding the solvency risks associated with repayment.

Through arrangements with partner loyalty programs such as those for Buy and Corporate products, the Corporation processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits and deferred revenue in the attached consolidated balance sheets until ultimately remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners, establishes new partner relationships and integrates the assets from the MilePoint Acquisition. The three key customers, measured by revenue, represented approximately 61% (December 31, 2003 - 58%) of the Corporation's deposits.

CURRENT LIABILITIES AS AT                           DEC. 31, 2004   DEC. 31, 2003   DEC. 31, 2002
-------------------------                           -------------   -------------   -------------
Accounts payable and accrued liabilities             $ 1,894,599     $ 1,187,598     $ 1,017,955
Deposits                                              13,153,623      10,455,646       8,946,631
Current portion of obligation under capital lease                                        407,128
Current portion of loan payable                           29,860
Current portion of acquisition loan payable              777,443
Debenture                                              8,920,373
                                                     -----------     -----------     -----------
TOTAL CURRENT LIABILITIES                            $24,755,900     $11,643,244     $10,371,715
                                                     ===========     ===========     ===========

The December 31, 2004 accounts payable and accrued liabilities include 2004 employee bonus accruals to be paid in March 2005, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

Working Capital

Working capital (defined as current assets minus current liabilities) has declined from $10,461,182 in 2003 to ($7,767,648). See pages 28 through 31 for additional information regarding the Corporation's current assets and current liabilities. As the Corporation increases the rate of expenditures to successfully launch Points.com version 3.0, it is highly likely that working capital will remain negative in 2005. The Corporation believes that it can fund its operations while it is in a negative working capital position in 2005. Management expects that, through growth of its products, working capital will improve in 2006. See page 8 "Risk Factors" of the Corporation's AIF, for additional information.

MANAGEMENT'S DISCUSSION & ANALYSIS

Long-Term Liabilities and Commitments

                                                  PAYMENTS DUE BY PERIOD
                                           (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                   ----------------------------------------------------
FUTURE OBLIGATIONS (000,000'S)     TOTAL (1)    2009+    2008     2007    2006    2005
------------------------------     ---------   ------   ------   -----   -----   ------
Long-Term Debt (2)
   (non-cash until repayment)        $ 9.41    $   --    $  --   $  --   $  --   $ 9.41
Series Two Preferred Share
   (non-cash until repayment)         21.08     16.12     0.87    0.87    0.87     0.87
Loan Payable                           0.11        --     0.01    0.03    0.03     0.03
Operating Leases (3)                   1.61      0.01     0.10    0.36    0.39     0.75
Partner Purchase Commitments (4)       4.16      0.33     0.43    1.36    1.08     0.96
MilePoint Acquisition (5)              1.48        --       --      --    0.40     1.08
                                     ------    ------    -----   -----   -----   ------
TOTAL CONTRACTUAL OBLIGATIONS        $37.85    $16.46    $1.40   $2.62   $2.77   $13.10
                                     ======    ======    =====   =====   =====   ======

NOTES: (1)  Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).

       (2) The Debenture is due on July 4, 2005. The holder of the Debenture has the right to extend the term, in increments, to March 15, 2008. See page 27 "Interest on Convertible Debenture" for a summary of payments to be made with respect to the Debenture.

       (3) Includes technology services commitments and hardware and software operating leases.

       (4) Includes mileage purchase and co-marketing commitments, see page 34 "Partner Purchase Commitments."

       (5) Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition and anticipated transition costs of $285,000.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Background

On March 15, 2001, Points International issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC Capital Partners"), the 11% $6,000,000 Debenture, which was amended and restated on February 8, 2002 and April 11, 2003 and further amended on December 9, 2004. The full principal amount of the Debenture was set to mature on March 15, 2004. However, in December 2004, CIBC Capital Partners exercised its right to extend the maturity date until July 4, 2005. CIBC Capital Partners has the option, exercisable by March 31, 2005, to extend the maturity date through March 15, 2006 and thereafter, has the right to extend the maturity of the Debenture for up to two additional one-year periods. Accrued interest on the Debenture as of December 31, 2004 is $2,920,373 and is included with the Debenture as a current liability in the consolidated balance sheet.

In certain circumstances, the $6,000,000 principal amount of the Debenture is convertible at the option of CIBC Capital Partners into up to 18,908,070 Common Shares. Accrued interest on any principal amount as converted ceases to be payable. The Debenture will also automatically convert in full into Common Shares immediately preceding certain liquidity events. The Debenture contains certain negative covenants in favour of CIBC Capital Partners.

As part of the reorganization of Points International completed on February 8, 2002, the Corporation issued to CIBC Capital Partners one preference share (the "Series One Preferred Share"). The holder of the Series One Preference Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points International (or a subsidiary of Points International which owns all or substantially all of the assets of Points International) with another corporation where, following such event, the shareholders of Points International will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points International

MANAGEMENT'S DISCUSSION & ANALYSIS

(a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points International. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preference Share is entitled to share pro-rata (on the basis that the Series One Preference Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points International and assuming, for this purpose, that the value of the assets of Points International available for distribution on this notional dissolution is the value attributable to the equity of Points International implied by the transaction giving rise to the dividend event, as adjusted for the value of non-Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, CIBC Capital Partners is entitled to accelerate all amounts owing under the Debenture.

In connection with the IAC Investment, the Debenture was amended such that (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points International within 30 days of a Change of Control of Points International resulting from the exercise of the Warrants and (ii) the Debenture is not convertible for so long as the Warrants are outstanding and will not be convertible after the Warrants are exercised if the Debenture is repaid within 30 days of the Change in Control resulting from the exercise of the Warrants. Points International and CIBC Capital Partners also acknowledged, in connection with the IAC Investment, that in the event of the exercise of the Warrants resulting in a Change of Control, the application of the terms of the Series One Preference Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants. Points International has agreed that, within 30 days of the exercise of the Warrants in full, it will pay all amounts owing under the Debenture and the Series One Preference Share. Except in connection with the exercise of the Warrants by IAC, Points International is not entitled to pre-pay the Debenture.

Subsequent to year end, on January 31, 2005, CIBC Capital Partners waived the prohibitions on prepayment of the Debenture and acknowledged that Points International may at any time prepay the principal amount together with all accrued and unpaid interest and other amounts payable under the Debenture. Pursuant to this waiver, any prepayment would consist of an amount of cash equal in value to the unpaid principal amount and an amount in common shares of the Corporation equal in value to the amount of accrued but unpaid interest. This waiver is in effect until March 31, 2005.

Maturity of the CIBC Capital Partners' Debenture

When the Debenture matures on July 4, 2005, the Corporation will be required to repay $6,000,000 of principal and $3,413,118 of accrued interest to CIBC Capital Partners. The repayment of $9,413,118 of principal and accrued interest will cause the Corporation to be in a negative working capital position, may materially threaten its solvency and/or may severely restrict the ability to grow its business. There is no certainty that the Corporation would have sufficient cash at such time to make the repayment. However, CIBC Capital Partners has the option, exercisable prior to March 31, 2005, to extend the maturity date to March 15, 2006 and thereafter the right to extend the maturity of the Debenture for up to two additional one-year periods.

Exercise of IAC Warrants

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive between $86.2 million and $95.7 million, depending on the year of exercise. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6,000,000 principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preference Share (up to a maximum of $24,000,000). In this situation, management expects that the Corporation would have sufficient cash to make such payments.

MANAGEMENT'S DISCUSSION & Analysis

Redemption Rights of Series Two Preferred Share Holder

Unless the Series Two Preferred Share has been converted at the option of the holder, Points International will be required to redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Series Two Preferred Share) acquiring shares of Points International sufficient to elect a majority of the board of directors of Points International (a "Series Two Share Change of Control").

In the event of redemption of the Series Two Preferred Share on a Series Two Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Series Two Preferred Share plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Series Two Share Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Series Two Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Series Two Share Change of Control, and is unrelated to the exercise of the Warrants by IAC, Points International may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Series Two Preferred Share. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

ASSET RELATED TO MILEAGE PURCHASES AS AT   DEC. 31, 2004   DEC. 31, 2003   DEC. 31, 2002
----------------------------------------   -------------   -------------   -------------
Prepaid Mileage                              $  639,644       $516,651        $313,454
Sundry assets and other prepaid expenses        589,447        308,570         343,913
TOTAL                                        $1,229,091       $825,221        $657,367

As part of the contractual requirements of certain commercial agreements, Points International has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. While prepaid points may remain the same or lower as an overall percentage of prepaids and sundry assets, management expects the prepaid points account to increase as a result of the mileage purchase commitments from various partners.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points International completed the MilePoint Acquisition. The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $420,000 and payments for transition services of $365,515 have been incurred in the transaction and have been capitalized and allocated to goodwill. A portion of the Acquisition Payable (short-term and long-term) are interest-free and discounted at the appropriate

MANAGEMENT'S DISCUSSION & Analysis

current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points International business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will continue to increase revenues and, including all amortizations, continue to be accretive to net income through 2005. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

Management believes that the Corporation's established facilities and existing employees, working in conjunction with MilePoint resources retained during the transition period, will be sufficient to sustain the additional volume of business from the acquired assets.

The impact of the acquisition to Points International balance sheet in 2004 was an increase to intangible assets by $3,740,000 and goodwill by $3,910,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

Amount in ($000's)                   Dec. 31, 2004
----------------------------------   -------------
Accumulated Amortization                 $  656
Intangible Asset - Closing Balance        3,092
Goodwill                                  4,495

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the partners acquired from MilePoint represents a potentially valuable stream of revenue.

As with any acquisition, the smooth transition into the Corporation's operations poses challenges. Transition risks include difficulties in integrating MilePoint's business into the Corporation and the possibility of human resources capacity limits to launch additional new partners during the transition.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

                                        Months from Closing
                  ---------------------------------------------------------------
Payout (000's)       0        4       6     12      18      24    Shares    Cash
---------------   ------   ------   ----   ----   ------   ----   ------   ------
Cash              $1,900   $   --   $400   $400   $  400   $400            $3,500
Shares                      1,300           700    1,500    500    4,000    4,000
Share Value (1)             1,300           700    1,500    500    4,000   $7,500
TOTAL

Note: (1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

In 2004, the Corporation paid $1.9 million on April 1 and $400,000 on October 1 in cash in partial satisfaction of the purchase price for MilePoint's business. In addition, MilePoint and the Corporation are party to a Transition Services Agreement ("TSA") whereby MilePoint employees and resources continued to support the products and partner relationships. Under the TSA, the Corporation has agreed to reimburse MilePoint for expenses incurred in providing transition services, to a maximum of US$417,000 (of which $312,819 or US$235,000 has been paid to date). Points International has also

MANAGEMENT'S DISCUSSION & ANALYSIS

entered into a consulting agreement with MilePoint and one of its senior business development principals. The consultant will be focused on supporting existing relationships and selling Points Solutions to existing and new partners.

Management of Points International continues to expect that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

While the Corporation has completed its capital lease obligations in 2003, several operating leases for hardware and premises remain outstanding.

In the second quarter, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 38 monthly payment periods remaining. The Corporation's lease at its former premises expired in February 2005.

In 2004, the Corporation paid approximately $226,000 for its former office facilities (approximately 8,050 square feet) and $190,000 for its new office facilities (approximately 18,000 square feet). Property lease costs are outlined in the table below. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covered approximately 25% of the cost of the premises and expired in February 2005.

The projected figures do not include leasehold improvement amounts for Points International's new facilities. Leasehold improvements for the new facilities are included in 2004 capital expenditures (see "Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

ANNUAL AMOUNTS IN ($000'S)       2009   2008   2007   2006   2005
--------------------------       ----   ----   ----   ----   ----
OPERATING LEASES
Property lease                    $--    $88   $351   $355   $430
Technology services commitment     11     11     11     33    319
OPERATING LEASES TOTAL             11    $99   $363   $388   $749
LOAN PAYABLE                      $--    $ 5   $ 30   $ 30   $ 30

CAPITAL RESOURCES

Planned Capital Expenditures

In 2004, the Corporation incurred significant leasehold improvement costs in connection with its move to new facilities (see table below). The project is complete and management does not expect to incur any additional material expenditures related to the leasehold improvements.

                                         DEC. 31,    DEC. 31,   DEC. 31,
CAPITAL EXPENDITURES AS AT                 2004        2003       2002
--------------------------              ----------   --------   --------
Leasehold Improvements                  $  554,843   $ 20,793    $ 1,973
Points.com Version 3.0 Technology          860,286
Computer Hardware, Software and Other      440,048    317,936     43,578
                                        ----------   --------    -------
TOTAL                                   $1,855,177   $338,730    $45,551
                                        ==========   ========    =======

MANAGEMENT'S DISCUSSION & ANALYSIS

The Corporation expects to increase its capital expenditures related to computer software, hardware and other to approximately $1,000,000, with the majority of the expenses relating to software in support of Points.com version 3.0 and approximately $250,000 relating to protecting the Corporation's intellectual/intangible property (filing of patents and trademarks, etc.). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

The Corporation expects to incur significant capital expenditures related to the development of Points.com version 3.0. In accordance with CICA handbook, Sections 3061 and 3062, and GAAP, Web site development costs incurred in the Web site application and infrastructure development will be capitalized and subsequently amortized in accordance with the Corporation's accounting policies. The Corporation will begin amortizing the capital asset when Points.com version
3.0 is launched (expected to be on or around April 2005). Direct new technology developed subsequent to the launch of Points.com version 3.0 will be capitalized in accordance with the Corporation's accounting policies. Costs to maintain Points.com version 3.0 will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under property, plant and equipment consist of employment related costs of $728,122 and other direct costs of $132,163.

The capitalized costs in 2005 will likely be greater than the costs incurred in 2004. The expected increase in the capitalized costs will be affected by whether management decides to contract any of the development to third-parties and by annualizing the costs of employees hired during the third and fourth quarter. Estimates are provided for the capitalized expenses for the fiscal year 2005 in the table below.

WEB SITE DEVELOPMENT COSTS    Q1 2005    Q2 2005    Q3 2005    Q4 2005
--------------------------   --------   --------   --------   --------
Employment related costs     $490,555   $309,980   $234,904   $102,306
Other direct costs             15,000     15,000     15,000     15,000
                             --------   --------   --------   --------
TOTAL                        $505,555   $324,980   $249,904   $117,306
                             ========   ========   ========   ========

Management will continue to fund 2005 capital expenditures from its working capital and/or cash flow from operations.

Unplanned Securities Issuances

Pursuant to the terms of the Debenture, the Investor's Rights Agreement dated April 11, 2003 between IAC, Points International and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC and CIBC Capital Partners have significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that any required consents would be unreasonably withheld.

Outstanding Share Data

As at the date hereof, the Corporation has 74,072,456 Common Shares outstanding, one Series One Preference Share and one Series Two Preferred Share. The Series One Preference Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on the Corporation's current capitalization, the Series Two Preferred Share is convertible into 19,999,105 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 4,445,808 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.80. The expiration dates of the options range from March 14, 2005 to January 24, 2010.

The Corporation's subsidiary, Points.com, has outstanding options exercisable to acquire up to 2,114,899 common shares of

MANAGEMENT'S DISCUSSION & ANALYSIS

Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 5,295,492 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04. The expiration dates of the options range from March 31, 2005 to August 20, 2005.

The Corporation has outstanding warrants exercisable to acquire up to 84,294,933 Common Shares. The warrants have exercise prices ranging from $0.25 to $1.03 with a weighted average exercise price of $1.03. The expiration dates of the options range from July 18, 2005 to April 11, 2006.

The Corporation has outstanding an 11% $6,000,000 senior secured convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible into Common Shares at the option of the holder as long as the Warrants are outstanding. At the option of the Debenture holder, exercisable prior to March 31, 2005, the maturity of the Debenture is extendible to March 15, 2006 and thereafter the holder has the right to extend the maturity of the Debenture for up to two additional one-year periods.

SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

INCOME STATEMENT FOR THE YEAR ENDED       2004          2003          2002
-----------------------------------   -----------   -----------   -----------
Total Revenue                         $ 7,791,591   $ 5,858,704   $ 2,368,262
General and administrative expenses    12,230,652     8,029,471     6,941,069
Loss before interest,
   amortization and other deductions   (4,439,061)   (2,170,767)   (4,572,777)
Net income (loss)                      (8,808,284)   (6,536,191)   (7,807,378)
Net income (loss) per share (1)(2)
   - basic                                 ($0.13)       ($0.11)       ($0.15)
   - fully diluted                            n/a           n/a           n/a

NOTES: (1)  The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

       (2) In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" of the CICA handbook) combined with the write-down of the ThinApse investment. See page 50 of the Corporation's Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

                                               DEC. 31,       DEC. 31,       DEC. 31,
BALANCE SHEET AS AT                              2004           2003           2002
-------------------                          ------------   ------------   ------------
Cash and cash equivalents                    $ 13,754,818   $ 20,274,836   $  7,341,700
Total assets (1)                               30,179,854     27,481,286     13,140,020
Total liabilities                              14,339,782     21,060,850      7,182,500
CASH DIVIDENDS DECLARED PER SHARE
SHAREHOLDERS EQUITY
   - warrants                                   2,610,992      2,785,737        425,588
   - capital stock and contributed surplus     23,187,826     17,791,609     14,361,033
   - deficit                                  (34,734,644)   (25,800,155)   (19,200,816)
                                             ------------   ------------   ------------
TOTAL                                        $ (8,935,827)  $ (5,222,809)  $ (4,414,195)
                                             ============   ============   ============

NOTE: (1) Financial results from minority holdings are not consolidated into the Corporation's consolidated financial statements, as the Corporation does not exercise control in these entities.

MANAGEMENT'S DISCUSSION & ANALYSIS

POINTS INTERNATIONAL LTD.
SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

                                                  LOSS PER
QUARTER ENDED         REVENUES      NET LOSS     SHARE (1)
-------------        ----------   ------------   ---------
December 31, 2004    $2,162,948   ($2,751,857)    ($0.04)
September 30, 2004   $1,978,942   ($2,001,764)    ($0.03)
June 30, 2004        $2,032,136   ($2,153,069)    ($0.03)
March 31, 2004       $1,617,565   ($1,901,594)    ($0.03)
December 31, 2003    $1,449,378   ($2,605,974)    ($0.04)
September 30, 2003   $1,647,566   ($1,628,391)    ($0.03)
June 30,2003         $1,457,568   ($1,283,337)    ($0.02)
March 31, 2003       $1,304,192   ($1,018,489)    ($0.02)

NOTE: (1)  The fully diluted loss per share has not been computed as the effect would be anti-dilutive.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management has prepared the information contained in the financial statements and in the Annual Report. Some numbers presented in the financial statements are based on estimates and judgments; the integrity and fairness of this information is the responsibility of management. The company has prepared the financial statements according to Canadian generally accepted accounting principles. All of the information throughout the Annual Report is consistent with the financial statements.

The company maintains internal control, accounting and administrative procedures to provide reasonable assurance that the financial information is relevant, reliable, accurate and fairly presented.

The Board of Directors is responsible for governance and fair presentation of the financial statements. The Board of Directors accepts this charge and carries out this responsibility primarily through its audit committee.

The Board of Directors appoints the audit committee. All members of the audit committee are outside directors. The committee met with management and auditors before approving the financial statements. The audit committee reports its findings to the Board of Directors and recommends approval of the financial statements by the Board of Directors.

The company's external auditors, Mintz & Partners LLP, have conducted an independent audit of the financial statements in accordance with Canadian generally accepted auditing standards. The external auditors had full and unrestricted access to the audit committee and management. Management acknowledges its responsibility in its letter of representation to the Corporation's Auditors and to the Corporation's board of directors. This responsibility is referred to in the audit opinion.


/s/ Robert MacLean                      /s/ Stephen Yuzpe
-------------------------------------   ----------------------------------------
Robert MacLean                          Stephen Yuzpe
Chief Executive Officer                 Chief Financial Officer

Points International Ltd.

(GRAPHIC)

                              FINANCIAL STATEMENTS

AUDITOR'S REPORT                                                              42
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS                                                   43
CONSOLIDATED STATEMENTS OF OPERATIONS                                         45
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)                        45
CONSOLIDATED STATEMENTS OF CASH FLOWS                                         46
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                    47

AUDITOR'S REPORT

To the Shareholders of Points International Ltd.

We have audited the consolidated balance sheets of Points International Ltd. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(MINTZ & PARTNERS LLP)

Toronto, Ontario
February 16, 2005                                          CHARTERED ACCOUNTANTS

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                             2004          2003
-----------------                         -----------   -----------
ASSETS

CURRENT
   Cash and cash equivalents (Note 4)     $13,754,818   $20,274,836
   Accounts receivable                      2,024,342     1,004,370
   Prepaids and sundry assets               1,229,091       825,221
                                          -----------   -----------
                                           17,008,251    22,104,427

PROPERTY, PLANT AND EQUIPMENT (Note 6)      2,056,282       513,723
GOODWILL AND INTANGIBLE ASSETS (Note 7)     8,282,453     1,320,692
DEFERRED COSTS (Note 23)                    2,242,868     2,790,816
LONG-TERM INVESTMENTS (Note 5)                     --       161,629
FUTURE INCOME TAXES RECOVERABLE               590,000       590,000
                                          -----------   -----------
                                           13,171,603     5,376,859
                                          $30,179,854   $27,481,286
                                          ===========   ===========

APPROVED ON BEHALF OF THE BOARD:


/s/ ROBERT MACLEAN
-------------------------------------
ROBERT MACLEAN
Director


/s/ CHRISTOPHER BARNARD
-------------------------------------
CHRISTOPHER BARNARD
Director

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31                                              2004           2003
-----------------                                          ------------   ------------
LIABILITIES

CURRENT
   Accounts payable and accrued liabilities                $  1,894,599   $  1,187,598
   Deposits                                                  13,153,623     10,455,646
   Current portion of loan payable (Note 8)                      29,860             --
   Current portion of acquisition loan payment (Note 15)        777,443             --
   Convertible debenture (Note 9)                             8,920,373             --
                                                           ------------   ------------
                                                             24,775,900     11,643,244

   LOAN PAYABLE (Note 8)                                         67,186             --
   ACQUISITION LOAN PAYABLE (Note 15)                           380,118             --
   CONVERTIBLE DEBENTURE (Note 9)                                    --      8,036,372
   CONVERTIBLE PREFERRED SHARES (Note 10)                    13,892,478     13,024,478
                                                           ------------   ------------
                                                             39,115,681     32,704,094

SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 11)                                      22,705,734     17,728,461
CONTRIBUTED SURPLUS (Note 12 (b))                               482,092         63,148
WARRANTS (Note 12)                                            2,610,992      2,785,737
DEFICIT                                                     (34,734,645)   (25,800,155)
                                                           ------------   ------------
                                                             (8,935,827)    (5,222,809)
                                                           ------------   ------------
                                                           $ 30,179,854   $ 27,481,286
                                                           ============   ============

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31                                    2004          2003
-------------------------------                                -----------   -----------
REVENUES
   Points International operations                             $ 7,560,012   $ 5,502,744
   Interest income                                                 231,579       355,960
                                                               -----------   -----------
                                                                 7,791,591     5,858,704

GENERAL AND ADMINISTRATION EXPENSES                             12,230,652     8,029,471

LOSS - Before interest, amortization and other items            (4,439,061)   (2,170,767)

   Interest on Convertible Debenture (Note 9)                      884,001       853,872
   Interest on Series Two Preferred Share (Note 10)                868,000       624,478
   Interest, loss on short-term investments and bank charges       132,843         9,753
   Write-off of ThinApse Corporation (Note 5)                      161,629            --
   Amortization of property, plant and equipment, intangible
      assests and Deferred Costs                                 2,322,749     2,877,321
                                                               -----------   -----------
                                                                 4,369,223     4,365,424

LOSS                                                            (8,808,284)   (6,536,191)
                                                               -----------   -----------
LOSS PER SHARE (Note 13)                                            ($0.13)       ($0.11)
                                                               ===========   ===========

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31               2004           2003
-------------------------------           ------------   ------------
DEFICIT - BEGINNING OF YEAR
   As previously reported                 ($25,800,155)  ($19,200,816)
   Change in accounting policy (Note 3)       (126,206)       (63,148)
   As restated                             (25,926,361)   (19,263,964)
                                          ------------   ------------
LOSS - FOR THE YEAR                         (8,808,284)    (6,536,191)
                                          ------------   ------------
DEFICIT - END OF YEAR                     ($34,734,645)  ($25,800,155)
                                          ============   ============

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31                                        2004          2003
-------------------------------                                    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                           $(8,808,284)  $(6,536,191)
Items not affecting cash
   Amortization of property, plant and equipment                       312,617     1,589,206
   Amortization of deferred costs                                      601,319       531,914
   Amortization of intangible assets                                 1,408,813       756,201
   Employee stock option expense                                       362,343            --
   Writedown of long-term investment                                   161,629            --
   Cancellation of warrants issued for services                         (1,179)           --
   Interest on Series Two Preferred Share                              868,000       624,478
   Interest accrued on convertible debenture                           884,001       853,872
                                                                   -----------   -----------
                                                                    (4,210,741)   (2,180,520)
Changes in non-cash balances related to
   operations (Note 14 (a))                                          1,857,746       774,066
                                                                   -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES                             (2,352,995)   (1,406,454)
                                                                   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment, net of proceeds       (1,855,177)     (338,730)
   Purchase of intangible assets                                      (128,428)     (130,353)
   Payments for the acquisition of MilePoint, Inc. (Note 15)        (2,300,000)           --
   Costs related to the acquisition of MilePoint, Inc. (Note 15)      (728,534)           --
                                                                   -----------   -----------
CASH FLOWS USED IN INVESTING ACTIVITIES                             (5,012,139)     (469,083)
                                                                   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Warrants                                                     --     2,700,000
   Issuance of Series Two Preferred Share                                   --    12,400,000
   Loan payable, net of repayments (Note 8)                             97,047            --
   Deferred financing costs                                             13,967    (3,039,774)
   Repayment of obligations under capital leases                            --      (407,128)
   Issuance of capital stock, net of share issue costs                 734,101     3,155,575
                                                                   -----------   -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                            845,115    14,808,673
                                                                   -----------   -----------
INCREASE(DECREASE) IN CASH                                          (6,520,019)   12,933,136
                                                                   -----------   -----------
CASH AND CASH EQUIVALENTS - Beginning of period                     20,274,836     7,341,700
                                                                   -----------   -----------
CASH AND CASH EQUIVALENTS - END OF PERIOD                          $13,754,818   $20,274,836

FINANCIAL STATEMENTS

POINTS INTERNATIONAL LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.   BASIS OF PRESENTATION AND BUSINESS OF THE CORPORATION

The accompanying consolidated financial statements of Points International Ltd. (the "Corporation") include the financial position, results of operations and cash flows of the Corporation and its wholly-owned subsidiaries, Exclamation Inc., Points International (US) Ltd., Points International (UK) Limited and its indirect wholly-owned subsidiary, Points.com Inc.

The Corporation operates the Points.com Web site. Points.com is an online service allowing consumers to swap points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. Points.com also serves as a central resource to help individuals track their account balances with a number of loyalty programs.

In addition, the Corporation develops technology solutions for the loyalty program industry. The Corporation's portfolio of custom solutions facilitates the online sale, transfer and exchange of miles, points and currencies for a number of major loyalty programs.

Notwithstanding that the Company has a working capital deficiency, which is cause by the CIBC Capital Partners Debenture (see Note 9) becoming classified as a current liability; these consolidated financial statements are prepared assuming that the Company will be successful in extending or refinancing the CIBC Capital Partners Debenture.

2.   SIGNIFICANT ACCOUNTING POLICIES

     A)   USE OF ESTIMATES

     The preparation of these consolidated financial statements, in conformity with Canadian generally accepted accounting principles ("GAAP"), has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at December 31, 2004 and 2003 and the revenues and expenses reported for the years then ended. Actual results may differ from those estimates.

     B)   REVENUE RECOGNITION

     Revenues from transaction processing are recognized as the services are provided under the terms of related contracts. Membership fees received in advance for services to be provided over a future period are recorded as deferred revenue and recognized as revenue evenly over the term of service. Related direct costs are also recognized over the term of the membership.

     Revenues from the sales of loyalty program points are recorded net of costs, in accordance with Abstract 123 of the Emerging Issues Committee ("EIC") of the Canadian Institute of Chartered Accountants ("CICA"), "Reporting Revenue Gross as a Principal Versus Net as an Agent," when the collection of the sales proceeds is reasonably assured and other material conditions of the swap are met. Gross proceeds received on the resale of loyalty program points, net of the commissions earned, are included in deposits in the attached consolidated balance sheet until remitted.

     Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     Custom Web site design revenues are recorded on a percentage-of-completion basis.

     C)   CASH AND CASH EQUIVALENTS

     Cash and cash equivalents includes amounts on deposit at the Corporation's bank and amounts held for the Corporation by a third-party credit card processor. Such amounts represent a reserve in respect of purchases of miles/points.

FINANCIAL STATEMENTS

     Short-term investments are accounted for at the lower of cost and net realizable value.

     D)   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost less accumulated amortization. Rates and basis of amortization applied by the Corporation to write off the cost of the property, plant and equipment over their estimated useful lives are as follows:

Furniture and equipment      20% declining balance basis
Computer equipment           30% declining balance basis
Software                     30% straight-line basis
Technology costs             straight-line over 3 years
Web site development costs   straight-line over 3 years (upon
                             launch of Web site)
Leasehold improvements       straight-line over 5 years

     E)   GOODWILL AND INTANGIBLE ASSETS

     The Corporation follows Section 3062 ("Goodwill and Other Intangible Assets") of the CICA Handbook, in accounting for the value of its public listing. Since the public listing has an indefinite life, no amortization is recorded.

     Patents will be amortized over the remaining life of the patent commencing when the patents have been granted. The remaining life of the patent is determined as 20 years less the time between the date of filing and the patent grant date. Registered trademarks have an indefinite life and will not be amortized unless it is determined that they have become impaired.

     Acquired technology, representing the excess of the cost over the values attributed to the underlying net assets of the acquired shares of Points.com Inc., will be amortized on a straight-line basis over a period of three years.

     The MilePoint Acquisition represents the fair value of contracts acquired by the company as described in Note 15. The carrying value of these contracts is amortized on a straight-line basis over the life of the contracts.

     Goodwill represents the excess of the purchase price of acquired companies over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The company currently compares the carrying amount of the goodwill to the fair value, at least annually, and recognizes in net income any impairment in value.

     If the Corporation determines that there is permanent impairment in the value of the unamortized portion of the intangible assets, as future earnings will not be realized as projected, an appropriate amount of unamortized balance of intangible assets will be charged to income as an "impairment charge" at that time.

     F)   LONG-TERM INVESTMENTS

     Investments in shares of companies over which the Corporation exercises significant influence are accounted for using the equity method.

     Investments in shares of companies over which the Corporation does not exercise significant influence are accounted for using the cost basis.

     The Corporation reviews all of its long-term investments regularly and provides for any decline, other than a temporary decline, in the value of the investment to the estimated net recoverable amount.

FINANCIAL STATEMENTS

     G)   DEFERRED FINANCE CHARGES

     Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over three years. Deferred finance charges represent legal and other related fees incurred to obtain the financing described in Notes 9 and 10.

     H)   CAPITAL LEASES

     Leases that transfer substantially all of the benefits and risks of ownership of the property to the Corporation are treated as an acquisition of an asset and an obligation.

     I)   COSTS OF RAISING CAPITAL

     Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.

     J)   TRANSLATION OF FOREIGN CURRENCY

     Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items. Income and expenses are translated at average exchange rates prevailing during the year. Realized and unrealized foreign exchange gains and losses are accounted for in general and administrative expenses and consequently included in net income.

     The results of foreign operations, which are financially and operationally integrated with the Corporation, are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange prevailing at year-end. Fixed assets have been translated at the rates prevailing at the dates of acquisition. Revenue and expense items are translated at the average rate of exchange for the year. Exchange gains or losses on translation are accounted for in general and administrative expenses and consequently included in net income.

     K)   INCOME TAXES

     The Corporation follows the asset and liability approach to accounting for income taxes.

     The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the year.

     Current income taxes payable differ from the total tax provisions as a result of changes in taxable and deductible temporary differences between the tax basis of assets and liabilities and their carrying amounts in the balance sheet.

     L)   NON-MONETARY TRANSACTIONS

     Transactions in which shares or other non-cash consideration are exchanged for assets or services are valued at the fair value of the assets or services involved in accordance with Section 3830, "Non-monetary Transactions," of the CICA handbook.

     M)   EARNINGS PER SHARE

     The Corporation uses Section 3500, "Earnings per Share," of the CICA handbook, which directs that the treasury stock method be used to calculate diluted earnings per share.

     Diluted earnings per share considers the dilutive impact of the exercise of outstanding stock options, warrants, conversion of preferred shares and the convertible debenture, as if the events had occurred at the beginning of the period or at a time of issuance, if later. Fully diluted loss per share has not been presented, as the effect would be anti-dilutive.

FINANCIAL STATEMENTS

     N)   STOCK-BASED COMPENSATION

     EMPLOYEES

     For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value-based method of accounting for stock-based compensation.

     NON-EMPLOYEES

     For stock-based compensation issued to non-employees, the Corporation recognizes an asset or expense based on the fair value of the equity instrument issued.

3.   CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the CICA handbook, Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. As permitted by this standard, this change in accounting policy has been applied retroactively without restatement of the prior years' financial statements. This change results in a reduction of $63,148 to the 2003 opening retained earnings and an increase of $63,148 to 2003 contributed surplus. In 2004, this change resulted in a reduction of $126,206 to the opening retained earning and an increase of $71,248 to the contributed surplus and $54,958 to share capital. See also Note 12 (b).

4.   CASH EQUIVALENTS

Cash equivalents includes cash held at the company's bank and currently invested through an interest rate agreement earning prime rate less 225 basis points for Canadian funds (approximately 2%) and 80% of the U.S. T-Bill rate for U.S. funds (approximately 1%), and cash held by the third-party credit processor. Cash equivalents also includes investments in short and mid-term bonds maturing on various dates. The investments could be liquidated at any time at the option of the Corporation with no loss in value.

5.   LONG-TERM INVESTMENTS

The Corporations' original investment in ThinApse Corporation of $161,629 has been written off in 2004. In October 2004, certain assets of ThinApse Corporation were sold to Meridex Software Corporation in return for shares and cash. As the value of the investment is deemed by management to be impaired, management has chosen to write off the investment.

                                                 2004     2003
                                                 ----   --------
(i) ThinApse Corporation
    - 12% interest (fully diluted), cost basis
    SHARES AT COST                                $--   $161,629
                                                  ===   ========

FINANCIAL STATEMENTS

6.   PROPERTY, PLANT AND EQUIPMENT

                                           ACCUMULATED
2004                            COST      AMORTIZATION   NET CARRYING
----                         ----------   ------------   ------------
Furniture and equipment      $  468,355    $  173,740     $  294,615
Computer equipment              590,619       282,616        308,003
Software                        443,340       372,728         70,612
Technology costs              3,992,264     3,982,100         10,164
Web site development costs      860,286            --        860,286
Leasehold improvements       $  752,718    $  240,116     $  512,602
                             ----------    ----------     ----------
                             $7,107,583    $5,051,300     $2,056,282
                             ==========    ==========     ==========

                                        ACCUMULATED
2003                         COST      AMORTIZATION   NET CARRYING
----                      ----------   ------------   ------------
Furniture and equipment   $  251,998    $  127,130      $124,868
Computer equipment           398,316       191,822       206,494
Software                     411,951       306,189       105,762
Technology costs           3,992,264     3,968,482        23,782
Leasehold improvements       197,875       145,059        52,817
                          ----------    ----------      --------
                          $5,252,406    $4,738,683      $513,723
                          ==========    ==========      ========

     Web site development costs capitalized in 2004 will begin to amortize when the Web site currently under development is launched. See Note 2 (d).

7.   GOODWILL AND INTANGIBLE ASSETS

                                             ACCUMULATED
2004                              COST      AMORTIZATION   NET CARRYING
----                          -----------   ------------   ------------
Public Status                 $   150,000    $  100,000     $   50,000
MilePoint, Inc. Acquisition
   (Note 15)                    8,242,146       655,945      7,586,201
Patents and Trademarks            462,376            --        462,376
Acquired Technology             2,258,603     2,074,727        183,876
                              -----------    ----------     ----------
                              $11,113,125    $2,830,672     $8,282,453
                              ===========    ==========     ==========

                                       ACCUMULATED
2003                        COST      AMORTIZATION   NET CARRYING
----                     ----------   ------------   ------------
Public Status            $  150,000    $  100,000     $   50,000
Patents and Trademarks      335,439            --        335,439
Acquired Technology       2,258,603     1,323,351        935,253
                         ----------    ----------     ----------
                         $2,744,042    $1,423,351     $1,320,692
                         ==========    ==========     ==========

FINANCIAL STATEMENTS

8.   LOAN PAYABLE

In August 2004, the Corporation entered into an agreement with the landlord, whereby the landlord loaned the Corporation $107,000 in respect to amounts that the Corporation had spent on leasehold improvements. The loan is repayable over 43 months and bears an interest rate of 10%.

9.   CONVERTIBLE DEBENTURE

On March 15, 2001 the Corporation issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, an 11% $6,000,000 senior secured convertible debenture (the "CIBC Debenture"), which debenture was amended and restated as of February 8, 2002 in connection with the reorganization of the Corporation effected on that date. The CIBC Debenture was subsequently amended on April 11, 2003 in connection with the issuance to Points Investments, Inc., an unrelated entity, of the Series Two Preferred Share and a Common Share purchase warrant (the "PII Warrant"). The CIBC Debenture is not convertible while the PII Warrant, as described in Note 10, is outstanding.

On December 9, 2004, CIBC Capital Partners extended the CIBC Debenture's maturity date to July 4, 2005. Accordingly, the Debenture is classified as a current liability. An additional two one-year extensions at the option of CIBC Capital Partners are available. The Corporation is not entitled to pre-pay the CIBC Debenture other than in connection with a change in control of the Corporation upon the exercise in full of the PII Warrant (in which circumstances payment of accrued interest is waived). In the event that the PII Warrant ceases to be held by InterActiveCorp or an affiliate thereof, the $6,000,000 principal amount of the CIBC Debenture will be convertible at the option of CIBC Capital Partners into 18,908,070 Common Shares and accrued interest on any principal amount so converted ceases to be payable. The CIBC Debenture will automatically convert into Common Shares immediately preceding any one of (i) the sale of all outstanding Common Shares for a price per share of at least $1.26928, (ii) the sale of all or substantially all of the assets of the Corporation yielding net proceeds per Common Share (after giving effect to the conversion of the CIBC Debenture) of at least $1.26928, and (iii) a public offering of Common Shares raising at least $30,000,000 at an issue price per share of at least $1.26928 where the Corporation has a pre-offering equity value of at least $175,000,000 and the Common Shares are listed on the Toronto Stock Exchange.

Subsequent to year end, on January 31, 2005, CIBC Capital Partners waived the prohibitions on prepayment of the Debenture and acknowledged that the Corporation may at any time prepay the principal amount together with all accrued and unpaid interest and other amounts payable under the Debenture. Under the terms of this agreement, any prepayment would consist of an amount of cash equal in value to the unpaid principal amount and an amount in common shares of the Corporation equal in value to the amount of accrued but unpaid interest. This waiver is in effect until March 31, 2005.

The CIBC Debenture contains negative covenants in favour of CIBC Capital Partners such that CIBC Capital Partners' consent is required for, among other things, (i) the sale by the Corporation of all or substantially all of its assets, (ii) any transaction to reorganize the Corporation's capital structure or merge with another person, (iii) certain sales of treasury stock at a price per share of less than $0.40, (iv) the payment of dividends or distributions on share capital or the purchase or redemption of outstanding securities, (v) amendments to the articles or by-laws of the Corporation and (vi) material changes to the business of the Corporation.

10.  PREFERRED SHARES

     A)   SERIES ONE PREFERENCE SHARE

     The Series One Preference Share was created by Articles of Amendment dated December 20, 2001 and was issued on February 8, 2002.

FINANCIAL STATEMENTS

     The Series One Preference Share is non-voting and not entitled to dividends other than as set out below.

     The Series One Preference Share will automatically convert into one Common Share upon (i) conversion into Common Shares of greater than $2,000,000 of the $6,000,000 principal amount of the CIBC Debenture, (ii) repayment in full of the CIBC Debenture or (iii) payment of the Dividend (as defined below) (each a "Conversion Event").

     In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation for the purpose of winding-up its affairs prior to a Conversion Event, the holder of the Series One Preference Share is entitled to (a) receive from the assets of the Corporation a payment of $4,000,000 before any amounts shall be paid to the holders of any Common Shares and (b) share pro-rata (on the basis that the Series One Preference Share represents that number of Common Shares into which the CIBC Debenture is then convertible) with the holders of all other participating shares in further distributions from the assets of the Corporation to an aggregate maximum of $20,000,000 in addition to the sum specified in (a).

     The holder of the Series One Preference Share is entitled to a dividend (the "Dividend") in the event that, prior to a Conversion Event, (i) there is a merger or consolidation of the Corporation (or a subsidiary of the Corporation which owns all or substantially all of the assets of the Corporation) with another corporation where, following such event, the shareholders of the Corporation will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than the Canadian Imperial Bank of Commerce or any of its affiliates) or any persons acting jointly or in concert beneficially own greater than 50% of (A) the votes attached to the Corporation's securities entitled to vote for the election of Corporation's Board of Directors, or (B) the equity, by value, of the Corporation, or (iii) there is a sale of all or substantially all of the assets of the Corporation. The Dividend is approximately equal to the liquidation preference described above and, for this purpose, the value of the assets of the Corporation available for distribution on this notional dissolution is the value attributable to the equity of the Corporation implied by the transaction giving rise to the dividend event, as adjusted for the value of non-Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000.

     The Series One Preference Share ranks equally with the Series Two Preferred Share and Series Three Preferred Share and in priority to the Common Shares.

     On April 8, 2003 the terms were amended to delete a redundant ranking provision. On June 27, 2003 the terms were amended to provide that a dividend was payable upon any person owning greater than 50% of the votes attached to the Corporation's securities entitled to vote for the election of Corporation's Board of Directors; prior to this amendment the Dividend was payable upon any person owning greater than 50% of the Common Shares.

     B)   SERIES TWO PREFERRED SHARE

     The Series Two Preferred Share was created by Articles of Amendments dated April 10, 2003 and was issued on April 11, 2003.

     The Corporation is not entitled to declare or pay any dividend on the Common Shares unless it concurrently declares and pays a dividend on the Series Two Preferred Share in an amount equal to the product of the number of Common Shares comprising the Underlying Shares (as defined below) and the dividend declared or paid per Common Share. Any such dividend is to be paid to the holder of the Series Two Preferred Share in the same form as it is paid to the holders of the Common Shares.

FINANCIAL STATEMENTS

     The holder of the Series Two Preferred Share has the right, exercisable at any time prior to 5:00 p.m. (Eastern Standard Time) on March 31, 2013, to convert the Series Two Preferred Share, for no additional consideration, into 19,999,105 Common Shares (as at January 25, 2005) subject to anti-dilution adjustment (the "Underlying Shares").

     In addition to anti-dilution adjustments for stock splits, consolidations, etc., the number of Common Shares issuable on the conversion of the Series Two Preferred Shares is subject to adjustment in connection with any issuance of Common Shares to extinguish rights to acquire securities in Points International's subsidiaries and in connection with the conversion of the CIBC Debenture, if convertible.

     The Series Two Preferred Share will automatically convert into one Series Three Preferred Share on the earlier of the date that (i) the Series Two Preferred Share is directly or indirectly transferred to a person that is not an affiliate of InterActiveCorp, and (ii) the holder of the Series Two Preferred Share ceases to be an affiliate of InterActiveCorp.

     Unless a notice of conversion has been delivered, the Corporation will redeem the Series Two Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant (Note 9), any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors. In the event of redemption on March 31, 2013, the amount payable will equal the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share to the date on which the Series Two Preferred Share is redeemed and (ii) the market value of the Common Shares into which the Series Two Preferred Share may then be converted. In the event of redemption on a Change of Control, the amount payable on redemption will equal the greater of (i) 125% of the amount specified in clause (i) of the preceding sentence and
     (ii) the greater of (A) the value of the Common Shares into which the Series Two Preferred Share then could be converted on the day immediately prior to public announcement of the Change of Control and (B) the product of the Common Shares into which the Series Two Preferred Share then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Change of Control.

     In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holder of the Series Two Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the greater of (i) the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred and (ii) the product of the number of Underlying Shares and the per share amount to be distributed to the holders of the Common Shares upon the liquidation event after giving effect to any payments to be paid on the Series Two Preferred Share and any other shares (other than the Series Two Preferred Share) ranking prior to the Common Shares upon the liquidation event.

     The Series Two Preferred Share ranks equally with the Series One Preference Share and Series Three Preferred Share and in priority to the Common Shares.

     C)   SERIES THREE PREFERRED SHARE

     The Series Three Preferred Share was created by Articles of Amendment dated April 10, 2003 and has not been issued. The Series Three Preferred Share is non-voting and not entitled to receive dividends.

FINANCIAL STATEMENTS

     If issued, the Corporation will redeem the Series Three Preferred Share upon the earlier of (i) March 31, 2013 and (ii) the third business day following a "Change of Control" of the Corporation. For this purpose, a "Change of Control" of the Corporation will be deemed to have occurred if, before the expiry of the PII Warrant, any combination of a person (other than the holder of the Series Two Preferred Share), its affiliates or associates and persons acting jointly or in concert with any of them becomes the beneficial owner of shares of the Corporation sufficient to elect a majority of the Board of Directors.

     In the event of redemption on March 31, 2013, the amount payable will equal the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Series Two Preferred Share (April 11, 2003) to the date on which the Series Three Preferred Share is redeemed. In the event of redemption on a Change of Control, the amount payable on redemption will equal an amount equal to 125% of the amount specified in the preceding sentence.

     In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, the holder of the Series Three Preferred Share will be entitled to receive from the assets of the Corporation an amount equal to the subscription price of the Series Two Preferred Share plus a return on that subscription price equal to 7% per annum, calculated on a daily basis from the date of issue of the Series Two Preferred Share to the date on which the liquidation event occurred.

     The Series Three Preferred Share ranks equally with the Series One Preference Share and Series Two Preferred Share and in priority to the Common Shares.

11.  CAPITAL STOCK

AUTHORIZED

Unlimited   Common Shares
---------   -------------
    1       Series One Preference Share, non-voting, convertible into one common share
    1       Series Two Preferred Share
    1       Series Three Preferred Share

ISSUED

The balance of capital stock is summarized as follows:

                                  2004          2003
                              -----------   -----------
Common shares                 $22,705,732   $17,728,459
Series One preference share             1             1
Series Two Preferred share              1             1
                              -----------   -----------
                              $22,705,734   $17,728,461
                              ===========   ===========

FINANCIAL STATEMENTS

COMMON SHARES                                                    NUMBER       AMOUNTS
-------------                                                  ----------   -----------
   Balance January 1, 2003                                     54,496,317   $14,361,032

Issued on exercise of warrants (i)                              3,139,943     1,001,869
Issued on exercise of stock options (ii)                          446,773       122,975
Issued on exchange for property (shares in subsidiary) (iii)    2,329,954        13,961
Issued in exchange for property (iv)                            2,196,635     2,240,568
                                                               ----------   -----------
                                                               62,609,622   $17,739,405
Less: share issue costs                                                --   $    10,944
                                                               ----------   -----------
   Balance December 31, 2003                                   62,609,622    17,728,461

Issued on the acquisition of MilePoint, Inc. (v)                4,000,000    $4,000,000
Issued on exercise of warrants (vi)                             2,318,006       753,068
Issued on exercise of stock options (vii)                         816,789       248,966
Issued on exchange for property (shares in subsidiary)(viii)    1,313,433        10,463
                                                               ----------   -----------
                                                               71,057,850   $22,740,958
Less: share issue costs                                                --        35,224
                                                               ----------   -----------
BALANCE DECEMBER 31, 2004                                      71,057,850   $22,705,734
                                                               ==========   ===========

(i) 2,128,443 common share purchase warrants, issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised at $0.25 per share. In addition, 922,000 broker warrants issued in respect of a financing in 2003 were exercised at $0.25 per share and 89,500 warrants issued in respect of a consulting agreement with an independent consulting firm were exercised at $0.28 per share.

(ii) 446,773 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging from $0.20 to $0.50 per share.

(iii) 930,529 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 2,329,954 of the Corporation's common shares.

(iv) 2,196,635 shares were issued to a commercial partner for warrants to acquire 1,055,328 common shares of subsidiary Points.com Inc., warrant acquisition rights to acquire warrants exercisable to acquire 3,771,927 common shares of subsidiary Points.com Inc. and for a series of amendments to commercial agreements, including a long-term extension to the contract term, as described in Note 12 (e).

(v) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Note 15).

(vi) 2,268,006 common share purchase warrants, issued in connection with restructuring and acquisition of the interest in Points.com Inc. that the Corporation did not already own, were exercised at $0.25 per share. In addition, 50,000 warrants issued in respect of a financing engagement were exercised at $0.25 per share.

(vii) 816,789 options previously issued to employees, directors, advisors and consultants were exercised at prices ranging

FINANCIAL STATEMENTS

     from $0.20 to $0.50 per share.

(viii) 524,554 options previously issued to Points.com Inc. founders, employees, directors and advisors were exercised in Points.com Inc. and put to the Corporation at fair market value for 1,313,433 of the Corporation's common shares.

12.  OPTIONS AND WARRANTS

     A)   STOCK OPTION PLAN

     The Corporation has a stock option plan under which employees, directors and consultants are periodically granted stock options to purchase common shares at prices not less than the market price of the share on the day of grant. The options vest over a three-year period and expire five years from the grant date.

                                        2004         2003
                                     ----------   ----------
Options Authorized by Shareholders   10,206,948    8,030,424
   Less: Options Exercised           (2,382,312)  (1,565,523)
                                     ----------   ----------
Net Options Authorized                7,824,636    6,464,901
   Less: Options Granted             (6,184,558)  (5,598,127)
                                     ----------   ----------
Options Available to Grant            1,640,078      866,774
                                     ==========   ==========

     B)   STOCK OPTIONS

     STOCK-BASED COMPENSATION PLAN

     At December 31, 2004, the Corporation had one stock-based compensation plan, which is described in Note 12 (a). The Corporation accounts for stock options granted in this plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $362,343 for 2004. In respect to the effect of the change in accounting policy see Note 3.

     FAIR VALUE

     The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2003 and 2004, respectively: dividend yield of nil for all three years; expected volatility of 65, 73 and 46 percent, risk-free interest rates of 5.2, 4.0 and 4.0 percent and expected lives of 3.9, 3.1, and 3.0 years. A summary of the status of the company's stock option plan as of December 31, 2003 and 2004, and changes during the years ending on those dates is presented below.

FINANCIAL STATEMENTS

                                                      2004                            2003
                                         -----------------------------   -----------------------------
                                          NUMBER OF   WEIGHTED AVERAGE    NUMBER OF   WEIGHTED AVERAGE
                                           OPTIONS     EXERCISE PRICE      OPTIONS     EXERCISE PRICE
                                         ----------   ----------------   ----------   ----------------
Beginning of Year                         5,598,127         $0.51         5,131,900         $0.43
Granted                                   1,639,407          1.17         1,322,000          0.88
Exercised                                  (816,789)         0.22          (446,773)         0.28
Forfeited                                  (236,187)         1.04          (409,000)         0.88
                                         ----------         -----        ----------         -----
End of year                               6,184,558         $0.71         5,598,127         $0.51
                                         ==========         =====        ==========         =====
EXERCISABLE AT END OF YEAR                3,832,429         $0.50         3,937,228         $0.41
                                         ==========         =====        ==========         =====
WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
   GRANTED                               $     0.41                      $     0.43
                                         ==========                      ==========

                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                          --------------------------------------------------   --------------------------
                                         WEIGHTED AVERAGE        WEIGHTED                     WEIGHTED
                          NUMBER OF   REMAINING CONTRACTUAL       AVERAGE      NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICE    OPTIONS         LIFE (YEARS)       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
-----------------------   ---------   ---------------------   --------------   ---------   --------------
$0.01 to $0.49            1,201,001            2.43                $0.25         924,207        $0.26
$0.50 to $0.99            2,922,150            0.86                $0.55       2,653,802        $0.52
$1.00 and over            2,061,407            4.26                $1.19         254,420        $1.11

     Subsequent to year-end, as described in Note 22, 1,823,750 options were exercised.

     C)   STOCK OPTIONS OF POINTS.COM INC.

     In addition to the stock options described above, Points.com Inc., the Corporation's indirect wholly-owned subsidiary has one stock compensation plan. Under this plan, Points.com Inc. founders, employees, directors and advisors were previously issued and, therefore, have outstanding stock options. No options were granted in this plan in 2002, 2003 or 2004. The options outstanding are as follows:

                                         2004                           2003
                             ----------------------------   ----------------------------
                             NUMBER OF   WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
                              OPTIONS     EXERCISE PRICE     OPTIONS     EXERCISE PRICE
                             ---------   ----------------   ---------   ----------------
Beginning of Year            3,115,052         $0.04        4,077,781         $0.03
Granted                             --            --               --            --
Exercised                     (524,554)         0.02         (930,529)         0.02
Forfeited                           --            --          (32,200)         0.06
                             ---------         -----        ---------         -----
End of year                  2,590,498         $0.04        3,115,052         $0.04
                             =========         =====        =========         =====
EXERCISABLE AT END OF YEAR   2,590,498         $0.04        3,115,052         $0.04
                             =========         =====        =========         =====

FINANCIAL STATEMENTS

                                          OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
                          --------------------------------------------------   --------------------------
                                         WEIGHTED AVERAGE        WEIGHTED                     WEIGHTED
                          NUMBER OF   REMAINING CONTRACTUAL       AVERAGE      NUMBER OF       AVERAGE
RANGE OF EXERCISE PRICE    OPTIONS         LIFE (YEARS)       EXERCISE PRICE    OPTIONS    EXERCISE PRICE
-----------------------   ---------   ---------------------   --------------   ---------   --------------
$0.01 to $0.49            2,590,498            0.31                $0.04       2,590,498        $0.04

     The holders of 2,590,498 options (all with strike prices at or below $0.055 per share) have the right to put to the Corporation the common shares of Points.com Inc. acquired on the exercise of such options for common shares in the Corporation. The Corporation has used a ratio of 2.5039 common shares per Points.com Inc. common share (equivalent to 6,486,347 common shares) for this purpose. In 2004, 524,554 options were exercised for 1,313,433 common shares of the Corporation.

     Subsequent to year end, as described in Note 22, 475,600 shares in Points.com Inc., acquired from the exercise of options, were exchanged for 1,190,856 common shares of the Corporation. In addition, 1,050,684 options of Points.com Inc. have been conditionally exercised for 2,630,808 common shares of the Corporation.

     D)   WARRANTS

                                               2004                            2003
                                  -----------------------------   -----------------------------
                                   NUMBER OF   WEIGHTED AVERAGE   NUMBER OF    WEIGHTED AVERAGE
                                   WARRANTS     EXERCISE PRICE     WARRANTS     EXERCISE PRICE
                                  ----------   ----------------   ----------   ----------------
Beginning of Year                 79,431,399         $0.94         7,056,116         $0.25
Granted (1)                              nil           n/a        72,247,692          0.97
Issued-Anti-Dilution Provision     7,049,596          1.03         4,100,867          0.97
Exercised                         (2,318,006)         0.25        (3,139,943)         0.25
Forfeited                             (2,500)         0.28          (833,333)         0.25
                                  ----------         -----        ----------         -----
End of year                       84,160,489         $1.03        79,431,399         $0.94
                                  ==========         =====        ==========         =====
EXERCISABLE AT END OF YEAR        84,160,489         $1.03        79,428,899         $0.94
                                  ==========         =====        ==========         =====

NOTE: (1) The strike price of the PII Warrant (Note 9) will change in accordance with its anti-dilution provisions. For example, as the number of Common Shares that the PII Warrant is exercisable into increases, the strike price will decrease proportionately.

                                           WARRANTS OUTSTANDING                        WARRANTS EXERCISABLE
                          -----------------------------------------------------   -----------------------------
                                          WEIGHTED AVERAGE
                            NUMBER     REMAINING CONTRACTUAL   WEIGHTED AVERAGE    NUMBER OF   WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE    WARRANTS         LIFE (YEARS)        EXERCISE PRICE     WARRANTS     EXERCISE PRICE
-----------------------   ----------   ---------------------   ----------------   ----------   ----------------
$0.01 to $0.49               762,334            1.06                 $0.25           762,334         $0.25
$0.50 to $0.99                    --              --                    --                --            --
$1.00 and over            83,398,155            1.28                 $1.03        83,398,155         $1.03

     E)   WARRANTS OF POINTS.COM INC.

     On September 5, 2003, the Corporation acquired warrants and warrant acquisition rights exercisable to acquire 4,827,255 common shares in the Corporation's indirect wholly-owned subsidiary, Points.com Inc., from an airline partner, as described in Note 11 (iv).

     In addition to the warrants and warrant acquisition rights acquired by the Corporation, Points.com Inc., has issued or committed to issue an additional 4,103,378 warrants to airline partners with expiry dates between March 28, 2006 and

FINANCIAL STATEMENTS

     April 1, 2007. Each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96. The exercise of these warrants would dilute the Corporation's interest in Points.com Inc. by 11%.

     F)   FAIR VALUE

     No warrants were granted during 2004. The weighted-average grant-date fair value of warrants granted during 2003 has been estimated at $0.035 using the Black-Scholes option-pricing model. The pricing model assumes a weighted-average risk-free interest rate of 4.5%, weighted-average expected dividend yields of nil, weighted-average expected common stock price volatility of 12.88% and a weighted-average expected life of 3.5 years.

     G)   PRO-FORMA INFORMATION

     In accordance with CICA handbook, Section 3870, "Stock-based compensation and other stock-based payments," the Corporation is required to disclose pro-forma information for stock-based employee compensation for fiscal year 2003. Estimating the fair values using the Black-Scholes option-pricing model, the Corporation's pro-forma net loss under Canadian GAAP would be increased by $126,206 for the year ended Dec. 31, 2003. Loss per share figures would not have changed (see note 12 (b) for more infomation).

13.  LOSS PER SHARE

     A)   LOSS PER SHARE

     Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year which amounted to 67,744,345 shares (2003 - 58,823,652).

     B)   FULLY-DILUTED LOSS PER SHARE

     The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

14.  STATEMENT OF CASH FLOWS

     A)   CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS ARE AS FOLLOWS:

                                                           2004          2003
                                                       -----------   -----------
(Increase) in accounts receivable                      $(1,019,972)  $ (736,738)
(Increase) in prepaids and sundry assets                  (403,870)    (167,854)
(Increase) in deferred costs                              (123,390)          --
Increase in accounts payable and accrued liabilities       707,002      169,643
Increase in deposits                                     2,697,976    1,509,015
                                                       -----------   ----------
                                                       $ 1,857,746   $  774,066
                                                       ===========   ==========

     B)   SUPPLEMENTAL INFORMATION

     Interest, taxes and loss on short-term investments

     Interest of $4,196 (2003 - $7,378) was paid during the year. In addition to this, the Corporation incurred $70,264 in losses on short-term investments and capital taxes of $24,644 were paid in 2004. Interest revenue of $230,294 (2003 - $355,960) was received during the year.

     NON-CASH TRANSACTIONS IN 2004 WERE AS FOLLOWS:

     (i) 524,554 shares of Points.com Inc. were acquired in exchange for 1,313,433 shares of the Corporation (Note 11 (viii)).

FINANCIAL STATEMENTS

     (ii) 4,000,000 shares (valued at $4,000,000) of the Corporation were issued as part consideration in the acquisition of MilePoint, Inc. (see Notes 15 and 11 (v)).

     (iii) $38,959 of revenue earned for hosting services provided was paid in loyalty currency which was comprised of partner miles. The currency was valued at the purchase price of the miles. The prepaid asset will be charged to income as the currency is used.

     (iv) $125,809 of revenue earned for membership fees provided was paid in one-week accommodation certificates.
          The certificates are valued at their average cost. The prepaid asset will be charged to income as the accommodation certificates are used

     (v) The Corporation received $136,416 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

     (vi) The Corporation's long-term investment of $161,629 in ThinApse Corporation was written off as the asset was determined to be impaired.

     (vii) Interest of $2,499 was accrued on the acquisition of MilePoint, Inc.

     (viii) Interest of $884,001 was accrued on the convertible debenture (Note
          9).

     (ix) Interest on $868,000 was accrued on the Series Two Preferred Share (Note 10 (b)).

     (x) Deferred cost of $56,051 related to the MilePoint Acquisition in 2003 was re-allocated to goodwill in 2004 (Note 15).

     NON-CASH TRANSACTIONS IN 2003 WERE AS FOLLOWS:

     (xi) 930,529 shares of Points.com Inc. were acquired in exchange for 2,329,954 shares of the Corporation (Note 11 (iii)).

     (xii) 2,196,635 shares were issued in connection with the acquisition of warrants, warrant acquisition rights and amendment to the commercial agreement (Note 11 (iv)).

     (xiii) $42,030 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles. The expense will be recognized as the currency is used.

     (xiv) The Corporation received $114,394 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation.

     (xv) Interest of $853,872 was accrued on the convertible debenture (Note
          9).

     (xvi) Interest on $624,478 was accrued on the Series Two Preferred Share (Note 10 (b)).

     (xvii) The company issued share capital of $211,851 on the exercise of warrants.

     C)   CASH AND SHORT-TERM INVESTMENTS CONSISTS OF:

                                         2004          2003
                                     -----------   -----------
Cash (Note 4)                        $10,086,111   $ 9,046,701
Short-term investments (Note 4)          544,945     9,627,468
Cash held by credit card processor     3,123,762     1,600,667
                                     -----------   -----------
                                     $13,754,818   $20,274,836
                                     ===========   ===========

FINANCIAL STATEMENTS

15.  MILEPOINT, INC. ACQUISITION

MILEPOINT, INC. ACQUISITION

On March 31, 2004, Points International acquired substantially all of the assets of MilePoint, Inc., a loyalty program technology provider and operator. The purchase price of $7.5 million was satisfied through a combination of $3.5 million in cash payable, without interest, over two years and four million common shares.

The cost of the acquisition and the fair values assigned are as follows:

Intangibles               $  225,000
Contracts with Partners    3,522,461
Goodwill                   4,494,585
                          ----------
                          $8,242,146
                          ==========

Consideration:
Cost of Transaction        $  784,585
Capital Stock Issued        4,000,000
Acquisition Loan Payable    3,457,561
                           ----------
                           $8,242,146
                           ==========

The acquired contracts with partners will be amortized over the life of the contracts. The goodwill and other intangibles will not be amortized; these will be reviewed annually and any permanent impairment will be recorded and charged to income in the year that the impairment has occurred.

The loan payable, which has a face value of $3,500,000, is discounted to its fair value as it is non-interest bearing and due over two years.

MILEPOINT, INC. ACQUISITION PAYMENTS

Remaining payments under the terms of the acquisition loan payable are as follows:

ACQUISITION LOAN PAYABLE:   Current Portion         $  777,443
                            Long-Term Portion          380,118
                            Accretion of Interest       42,439
                                                    ----------
                            TOTAL                   $1,200,000
                                                    ==========

16.  FINANCIAL INSTRUMENTS

The Corporation's significant financial assets and liabilities are cash, short-term investments and convertible loans, which are substantially stated at fair value. Interest rates, maturities and security affecting the currency, interest and credit risk of the Corporation's financial assets and liabilities have been disclosed in Notes 5 and 9.

The Corporation is not exposed to financial risk that arises from fluctuations in interest rates as all of its interest-bearing obligations are fixed rate. As well, the Corporation has sufficient foreign currency to satisfy its foreign currency-based obligations.

FINANCIAL STATEMENTS

     A)   FAIR VALUE:

     In accordance with the disclosure requirements of the CICA handbook,
     Section 3860 (paragraphs 3860.78, .101), the Corporation is required to disclose certain information concerning its "financial instruments," defined as a contractual right to receive or deliver cash or another financial asset. The fair value of the majority of the Corporation's financial assets and liabilities approximate their recorded values at December 31, 2004. In these circumstances, the fair value of the assets or liabilities is determined to be the lower of cost and market value.

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect estimates.

     B)   SUMMARY OF SIGNIFICANT FINANCIAL INSTRUMENTS

     The significant financial instruments of the Corporation, their carrying values and exposure to U.S. dollar-denominated monetary assets and liabilities, as of December 31, 2004 are as follows:

                                           C$ TOTAL(1)   US$ DENOMINATED (1)   OTHER DENOMINATED(1)
                                           -----------   -------------------   --------------------
Cash and cash equivalents                  $13,754,818       US$8,534,329            E1,113,558
                                                                                    GBP 318,990
                                                                                     CHF 12,029
Accounts receivable                          2,024,342          1,407,145               E37,050
Accounts payable and accrued liabilities     1,894,599            825,269             GBP 5,288
Deposits                                    13,153,623          8,749,441              E926,478
                                                                                     GBP318,181

NOTE: (1)  C$ Total is inclusive of all denominations; US$ Denominated and Other
           Denominated are a subset of the C$ Total and are represented in their local currency amount.

17.  INCOME TAXES

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the loss before provision for income taxes. The reasons for these differences are as follows:

                                                            2004          2003
                                                        -----------   -----------
Income tax recovery at statutory rate                   $(2,917,000)  $(2,392,000)
Non-deductible items for which there is no tax effect       874,000       505,000
Losses for which no benefit has been recorded             2,043,000     1,887,000
                                                        -----------   -----------
NET INCOME TAX RECOVERY                                 $        --   $        --
                                                        ===========   ===========

The Corporation has non-capital losses carry-forward for income tax purposes in the amount of $26,052,000 which may be applied against future years'taxable income. The losses may be used to reduce future years' taxable income and expire approximately as follows:

2005   $  400,000
2006   $  890,000
2007   $2,759,000
2008   $6,976,000
2009   $5,868,000
2010   $3,147,000
2014   $6,012,000

FINANCIAL STATEMENTS

The nature and tax effects of the temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities are as follows:

FUTURE INCOME TAX ASSETS ARE COMPRISED OF:       2004          2003
------------------------------------------   -----------   -----------
Losses carried forward                       $ 8,629,000   $ 7,608,000
Property, plant and equipment                  1,427,000     1,468,000
Share issue costs                                 77,000       499,000
                                             -----------   -----------
                                              10,133,000     9,575,000
Valuation allowance                           (9,543,000)   (8,985,000)
                                             -----------   -----------
NET FUTURE INCOME TAX ASSET                  $   590,000   $   590,000

18.  RELATED PARTY TRANSACTIONS

The following are the transactions and balances with related parties:

     a) Prepaids and sundry assets included a loan to a senior officer of the Corporation of $25,000 in fiscal 2004 and accrued interest of $825. This receivable was forgiven in 2004 and expensed to employment costs.

     b) In fiscal 2004, certain officers and directors exercised stock options in the Corporation and the Corporation's subsidiary Points.com Inc. (Note 11 (vii) and Note 11 (viii)).

19.  COMMITMENTS

The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for Web hosting services expiring through 2009 to aggregate annual rentals as follows:

2005   $1,705,000
2006   $1,473,000
2007   $1,724,000
2008   $  530,000
2009   $  340,000

20.  SEGMENTED INFORMATION

     A)   REPORTABLE SEGMENTS

     The Corporation has only one operating segment, the portfolio of technology solutions to the loyalty program industry (refer to the Management's Discussion and Analysis for a description of Points Solutions), in each of 2004 and 2003, whose operating results were regularly reviewed by the Corporation's chief operating decision maker and for which complete and discrete financial information is available.

     B)   ENTERPRISE-WIDE DISCLOSURES - GEOGRAPHIC INFORMATION

     $7,129,901 (2003 - $5,391,735) representing 92% of the Corporation's revenues were generated in the U.S., $396,218 (2003 - $466,969) representing 5%, were generated in Canada and the remaining revenues generated outside North America.

     At December 31, 2004 and 2003, substantially all of the Corporation's assets were in Canada.

FINANCIAL STATEMENTS

21.  ECONOMIC DEPENDENCE

Approximately 54% of the Corporation's revenues are from its three largest customers (the two largest customers represented 43% of revenues). In 2003, two customers represented 61% of the Corporation's revenues. In addition, 61% (2003
- 58%) of the Corporation's deposits are due to these three customers.

22.  SUBSEQUENT EVENTS

     a) Subsequent to year-end, 1,823,750 options in the Corporation were exercised at a weighted average exercise price of $0.49 per share (see Note 12(b)).

     b) Also subsequent to year-end, 475,600 options in Points.com Inc. were exercised at a weighted average exercise price of $0.055 per share and put to the Corporation for 1,190,856 common shares. In addition, 1,050,684 options in Points.com Inc. were conditionally exercised and put to the Corporation for 2,630,808 common shares (see Note 12(c)).

23.  DEFERRED COSTS

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings.

                                                                  ACCUMULATED   NET CARRYING
2004                                                   COST      AMORTIZATION      AMOUNT
----                                                ----------   ------------   ------------
Convertible Debenture                               $  986,289    $  986,289     $       --
Series Two Preferred Share and Warrant                 717,050       125,484        591,566
Technology Costs of Partner Relationships & Other      135,529        21,707        113,822
Share Issuance to Partner                            2,112,568       575,088      1,537,480
                                                    ----------    ----------     ----------
                                                    $3,951,436    $1,708,568     $2,242,868
                                                    ==========    ==========     ==========

                                                       ACCUMULATED   NET CARRYING
2003                                        COST      AMORTIZATION      AMOUNT
----                                     ----------   ------------   ------------
Convertible Debenture                    $  986,289    $  904,098     $   82,191
Series Two Preferred Share and Warrant      717,050        53,779        663,271
MilePoint Acquisition & Other                82,158            --         82,158
Share Issuance to Partner                 2,112,568       149,372      1,963,196
                                         ----------    ----------     ----------
                                         $3,898,065    $1,107,249     $2,790,816
                                         ==========    ==========     ==========

$123,390 of Points.com Business Solutions technology costs incurred have been deferred over the expected lifetime of certain partner relationships. The technology costs will be amortized over a 30-month period. Costs related to the MilePoint Acquisition in 2003 were reallocated to goodwill in 2004.

24.  COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified in accordance with the current year's presentation.

CORPORATE INFORMATION

DIRECTORS

DOUGLAS CARTY (Chairman)
Senior Vice President &
Chief Financial Officer, Laidlaw Inc.

MARC LAVINE (Vice-Chairman)
Chief Executive Officer, President and
Chief Financial Officer, Chrysalis
Capital Corporation

ROBERT MACLEAN
(Chief Executive Officer)

CHRISTOPHER BARNARD (President)

ROWLAND FLEMING
Director of a number of public and
private companies
Former President,
Toronto Stock Exchange

JIM KRANIAS
Consultant

ERIC KORMAN
Senior Vice President,
Mergers & Acquisitions, InterActiveCorp

DAN MARRIOTT
Senior Vice President, Interactive
Development, InterActiveCorp

GRANT MCCUTCHEON
Partner, Lawrence & Company
Incorporated

JOHN THOMPSON
Former Managing Director, Kensington
Capital Partners Limited

AUDIT COMMITTEE

Douglas Carty (Chair)
Eric Korman
Marc Lavine
John Thompson

HUMAN RESOURCES COMMITTEE

Rowland Fleming (Chair)
Eric Korman
Jim Kranias
Grant McCutcheon

OFFICERS

Christopher Barnard
President

Darlene Higbee Clarkin
Chief Technology Officer &
Vice President

Grad Conn
Chief Marketing Officer

Sacha Diab
Vice President, Partners

Mike Glass
Vice President, Product Development

Peter Lockhard
Vice President,
Points.com Business Solutions

Robert MacLean
Chief Executive Officer

Jerry Philip
Vice President,
Business Development

Jason Sikora
Vice President, Marketing

William Thompson
Senior Vice President, Partners

Stephen Yuzpe
Chief Financial Officer and Corporate
Secretary

INVESTOR RELATIONS

Stephen Yuzpe (416.596.6382)
steve.yuzpe@points.com

Robert MacLean (416.596.6390)
rob.maclean@points.com

PARTNER RELATIONS

Christopher Barnard (416.596.6381)
christopher.barnard@points.com

AUDITORS

Mintz & Partners LLP

EXTERNAL LEGAL COUNSEL

Davies Ward Phillips & Vineberg LLP

TRANSFER AGENT

Computershare Trust Company
of Canada

LISTING

Shares are listed on the Toronto Stock
Exchange (TSX) under symbol
PTS and on the Pink Sheets under
symbol PTSEF

ANNUAL MEETING

May 11, 2005 at 12:00 p.m.
Stock Market Place
The Exchange Tower
130 King Street West
Toronto, Ontario M5X 1J2

ADDRESS

Points International Ltd.
800 - 179 John Street
Toronto, Ontario M5T 1X4
Phone: 416.595.0000
Fax: 416.595.6444
www.points.com

                                                       POINTS INTERNATIONAL LTD.

                                                           800 - 179 John Street
                                                                Toronto, Ontario
                                                                         M5T 1X4
                                                             Phone: 416 595 0000
                                                               Fax: 416 595 6444

                                                                  www.points.com